Form 20-F
period 2002-12-31
SOVEREIGN CHIEF VENTURES LTD
filed 2004-01-27
CIK 1214910

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Amendment Number 1

_

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002

OR

__

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from __________ to _______________

Commission file number: 0-50169

Sovereign Chief Ventures Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1214, 675 West Hastings Street, Vancouver, British Columbia V6T 1N2 CANADA (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered

N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

17,322,302

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been

subject to such filing requirements for the past 90 days. X Yes   __  No   N/A __

Indicate by check mark which financial statement item the registrant has elected to follow.

x Item 17    _ Item 18

Index to Exhibits on Page 77

Sovereign Chief Ventures Ltd.

Form 20-F Annual Report

GLOSSARY OF TERMS

Abandoned Well - A well no longer in use, whether dry, inoperable or no longer productive, and the previous operator has intentionally relinquished its interest in the well.

Acidizing: a method of stimulating oil flow by pumping high-pressure hydrochloric acid into a well.

Aeolian: Pertaining to the wind; esp. said of such deposits as loess and dune sand, of sedimentary structures such as wind-formed ripple marks, or of erosion and deposition accomplished by the wind.

Anhydrite: A mineral made up of Calcium, Sulfur and oxygen.

Arenite: A general name for sedimentary rocks composed of sand-sized fragments.

Barrel or BBL: 34.972 Imperial gallons or 42 US gallons

BCF: One billion cubic feet.

BO or bbls: Barrels of oil.

BOPD: Barrels of oil per day.

Calcareous: A substance that contains calcium carbonate which is one of the most stable, common, and widely dispersed of materials and occurs in nature as such common materials as chalk, limestone and marble.

Casing - Pipe cemented in the well to seal off formation fluids or keep the hole from caving in.

Cement: To place cement in a borehole to seal off caves or fissures or to fill cavities or caverns encountered in drilling.

developed acreage That acreage which is spaced or assignable to productive wells.

Dip: The angle of a slope, vein, rock stratum, or borehole is measured from the horizontal plane downward.

Dipmeter: An instrument that measures both the amount and direction of dip by readings taken in the borehole

Dolomite: A carbonate sedimentary rock; A mineral primarily made up of calcium and magnesium.

Evaporite: A nonclastic sedimentary rock composed primarily of minerals produced from a saline solution as a result of extensive or total evaporation of the solvent.

Gross Acres: The total number of acres in which the Company holds a working interest or the right to earn a working interest.

Gross Reserves: The total reserves estimated to be economically recoverable.

Gross Wells: The total number of wells in which the Company has a working interest.

Igneous: Rock or mineral that solidified from molten or partly molten material such as from  magma; also, applied to processes leading to, related to, or resulting from the formation of such rocks. Igneous rocks constitute one of the three main classes into which rocks are divided.

Lease: A contract between a landowner and another, granting the latter the right to search for and produce oil or natural gas upon payment of an agreed rental, bonus, and/or royalty.

Lens: A geologic deposit bounded by converging surfaces (at least one of which is curved), thick in the middle and thinning out toward the edges, resembling a convex lens.

Lenticular: Resembling in shape the cross section of a lens.

Liquids Crude oil and natural gas liquids.

Log: A tabular or graphic description of drilling conditions or sub-surface features prepared during the drilling of a well or its subsequent evaluation.

MBO: One thousand barrels of oil.

MCF: One thousand cubic feet.

Md: Millidarcies - a term used to measure the relative ease with which oil and gas can flow.

Metamorphic Rock: Any rock derived from preexisting rocks by mineralogical, chemical, and/or structural changes, essentially in the solid state, in response to marked changes in temperature, pressure, shearing stress, and chemical environment, generally at depth in the Earth's crust.

MMBOE: One million barrels of oil equivalent.

MMCF: One million cubic feet.

MMCFD: One million cubic feet per day.

Natural gas liquids (NGL): Liquid hydrocarbons found in association with natural gas.

Net Acres: The gross acres multiplied by the percentage working interest therein owned or to be owned by the Company.

Net Reserves: The Company's lessor royalty, overriding royalty, and working interest share of reserves from the properties, after deduction of all freehold, and overriding royalties payable to others.

Net Revenue Interest: The Working interest minus royalties and other cost deductions.

Net Wells: The gross wells multiplied by the percentage working interest therein owned or to be owned by the Company.

Net Working Interest: The Company’s Working Interest after royalties have been deducted.

NGLs Natural gas liquids.

Offset Well: A well drilled near a discovery well, or a well near the boundary of a lease opposite a completed well on an adjacent lease.

Operator: The Company that has the authority to drill wells and undertake the production of any hydrocarbons that are found. The operator is usually a company that is part of a consortium and acts on behalf of all the partners.

Override: A royalty or percentage of the gross income from production deducted from the working interest.

Overthrust: A low-angle thrust fault of large scale, with displacement generally measured in kilometers.

Pay Zone: The stratum of rock in which oil and/or gas is found.

Proved Oil and Gas Reserves: The estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty can be recoverable in future years under existing economic and operating conditions.

Recompletion: To reenter a previously completed well to redo or repair the original well to restore the well’s production.

Red Beds: Sedimentary strata composed largely of sandstone, siltstone, and shale that are predominantly red in color due to the presence of ferric oxide usually coating individual grains.

Reef: A ridgelike or moundlike structure, layered or massive, built by sedentary calcareous organisms, esp. corals, and consisting mostly of their remains.

Reenter: To enter a previously abandoned well.

Revenue Interest: The working interest minus royalties or other cost deductions equals the revenue interest.

Rhyolite: A group of extrusive igneous rocks commonly exhibiting flow texture. Or, any rock in that group; the extrusive equivalent of granite.

Sandstone: A medium-grained sedimentary rock composed of fragments of sand size set in a fine-grained matrix (silt or clay) and more or less firmly united by a cementing material; the consolidated equivalent of sand.

Shale: A fine-grained sedimentary rock, formed by the consolidation (esp. by compression) of clay, silt, or mud.

Shelf: The submerged border of a continent or of an island extending from the shoreline to the depth at which the sea floor begins to descend steeply toward the bottom of the ocean basin.

Shut-in Well:  A well which is capable of producing oil or gas but is not presently producing due to production problems, lack of market, lack of transportation facilities or lack of required production equipment.

Spacing: The distance between adjacent wells on a property.

Trap: A geological structure in which hydrocarbons build up to form an oil or gas field.

Undeveloped Acreage: Lands on which there are no current reserves assigned.

Uplift: A structurally high area in the earth’s crust, produced by positive movements that raise or upthrust the rocks, as in a dome or arch.

Well Bore: The hole in the rock made by the drill bit.

Working Interest: The interest held by a company in an oil or natural gas property, which interest normally bears its proportionate share of the costs of exploration, development, and operation as well as any royalties or other production burdens.

Workover: The process whereby a completed production well is subsequently re- entered and any necessary cleaning. repair and maintenance work is done.

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2002, 2001, and Fiscal 2000, ended December 31st was derived from the financial statements of the Company which have been audited by Bedford Curry & co., Independent Auditors, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data set forth for Fiscal 1998 and Fiscal 1997, ended December 31st are derived from the Company's audited financial statements, included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnote #10 to the financial statements.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/02	12/31/01	12/31/00	12/31/99	12/31/98

Revenue	$82	$110	$111	$0	$0
Net Income (Loss)	($1,742)	($1,032)	($538)	($99)	($70)
Net Income (Loss) Per Share	($0.12)	($0.09)	($0.07)	($0.03)	($0.02)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	14,956	12,100	7,465	3,261	N/A
Working Capital	($325)	($113)	($1,166)	$402	$102
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$6,451	$6,542	$7,490	$339	$102
Total Assets	$7,536	$6,836	$7,688	$437	$200
US GAAP Net Loss	($2,366)	($1,372)	($2,480)	($98)	N/A
US GAAP Loss Per Share	($0.16)	($0.11)	($0.33)	($0.03)	N/A
US GAAP Wtg. Avg. Shares	14,956	12,100	7,465	3,261	N/A
US GAAP Equity	$6,430	$6,506	$7,473	N/A	N/A
US GAAP Total Assets	$7,515	$6.800	$7,671	N/A	N/A

1. Cumulative U.S. GAAP deficit since inception of the development stage has been ($4,928,398) to 12/31/02.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31th, the range of high and low rates for the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2

Canadian Dollar/U.S.Dollar

	Average	High	Low	Close

Year Ended 12/31/03	$1.40	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Year Ended 12/31/00	$1.48	$1.56	$1.44	$1.50
Year Ended 12/31/99	$1.48	$1.53	$1.44	$1.44

Three Months Ended 12/31/03	$1.31	$1.35	$1.29	$1.29
Three Months Ended 9/30/03	$1.38	$1.41	$1.35	$1.35
Three Months Ended 6/30/03	$1.39	$1.48	$1.33	$1.36
Three Months Ended 3/31/03	$1.50	$1.58	$1.47	$1.47
Three Months Ended 12/31/02	$1.57	$1.59	$1.55	$1.58
Three Months Ended 9/30/02	$1.58	$1.60	$1.51	$1.59
Three Months Ended 6/30/02	$1.54	$1.60	$1.51	$1.52
Three Months Ended 3/31/02	$1.60	$1.61	$1.58	$1.60
Three Months Ended 12/31/01	$1.58	$1.60	$1.56	$1.59
Three Months Ended 9/30/01	$1.55	$1.58	$1.51	$1.58

December 2003	$1.31	$1.34	$1.29	$1.29
November 2003	$1.31	$1.34	$1.30	$1.30
October 2003	$1.32	$1.35	$1.30	$1.32
September 2003	$1.36	$1.39	$1.35	$1.35
August 2003	$1.40	$1.41	$1.38	$1.39
July 2003	$1.38	$1.41	$1.34	$1.41

The Exchange Rate was $1.58 on December 31, 2002.

Forward Looking Statements

This Annual Report contains forward-looking statements.  Words such as "anticipate",  "believe",  "expect",  "future", "may", "will", "should", "plan", "will likely result",  "intend",  "are expected to",  "will continue",  " is anticipated",  "estimate",  "project or projected", and similar expressions identify forward-looking statements.  Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements.  These statements are based on the Company’s beliefs and the assurances made using information currently available to the Company. Because these statements reflect its current views concerning future events, these statements involve risks, uncertainties and assumptions.  Actual results could differ materially from the results discussed in the forward- looking statements.  Some, but not all, of the factors that may cause these differences include those discussed in the risk factors. A reader should not place undue reliance on these forward-looking statements.  A reader should also remember that these statements are made only as of the date of this report and future events may cause them to be less likely to prove to be true.

The risks identified here are material risks. Furthermore, reference is also made to other sections of this Annual Report that include additional factors that could adversely impact the Company’s business and financial performance. Also, the Company operates in a very competitive and rapidly changing environment.  New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, not can it access the impact of all such risk factors on the Company’s business or the extent to which any factor or   combination   of factors may cause actual   results to differ significantly   from those   contained in any   forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Risk Factors

Oil and gas exploration has a high degree of risk and exploration efforts on the part of Sovereign Chief Ventures Ltd. may be unsuccessful thus having a major negative impact on the Company:

There is no certainty that the expenditures to be made by the personnel of Sovereign Chief Ventures Ltd. in the exploration of the Company’s exploration properties, currently located in Texas and Oklahoma, as described herein will result in discoveries of recoverable hydrocarbons in commercial quantities.  Most exploration projects do not result in the discovery of commercially recoverable deposits and no assurance can be given that any particular level of recovery of reserves or hydrocarbons will in fact be realized or that any identified deposit will ever qualify as a commercially recoverable (or viable) reserve that can be legally and economically exploited. There can be no assurance that hydrocarbons recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If exploration is unsuccessful, management would be required to evaluate and acquire additional projects which would require additional capital and if this capital were not obtained the Company would have to cease operations.

The oil and gas industry has substantial exploration and operating hazards and if the management of Sovereign Chief Ventures does not overcome these hazards they will have a major negative impact on the Company:

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations. Hazards such as well fires, explosions, blowouts, and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or in personal injury. Although the Company's oil and gas subsidiary and/or the operators of the wells typically maintain liability insurance in an amount which they consider adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event Sovereign Chief Ventures Ltd., as a owner of an interest in these wells could incur significant costs that could have a materially adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations. Any unforeseen hazard could have a negative effect on the Sovereign Chief Ventures Ltd.’s operations and financial condition.

The Company Has No Known Reserves and No Economic Petroleum Reserves May Exist on Its Properties

Despite exploration work on its oil and gas properties, no proved reserves have been delineated on any of the Company’s properties.  Although the Company is participating in several operating wells, there is no assurance that these wells will ever be profitable or produce economic levels of oil and gas. The Company may never find proved reserves on any of its properties, and there can be no assurance that the Company’s operations will be profitable in the future.

Sovereign Chief Ventures Ltd. will require additional financing to complete its business plan and If this additional financing is not obtained the Company could have to cease operations:

Management of Sovereign Chief Ventures’ management intends to carry out exploration on certain of their properties during the current fiscal year as well as investigate the acquisition of additional exploration properties. Bill Wood, Company President, and management anticipate requiring additional funding to complete these plans. There is no assurance that they will be able to obtain the required financing to accomplish this work.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations. Any additional funding may be available at a price that is substantially lower than that paid by other shareholders of Sovereign Chief Ventures Ltd. which could cause excessive dilution to current shareholders of the Company. If the Company is unable to obtain additional financing at a price and/or time acceptable to management, it would have a negative effect on its operations.

Commodity prices may not support corporate profit and if this situation arises and continues for an extended period of time the Sovereign Chief Ventures Ltd. could have to cease operations:

The oil and gas industry is intensely competitive and there is no assurance that, even if commercial quantities of resources are discovered and developed, a profitable market will exist for the sale of same.  Factors beyond the control of the management of Sovereign Chief Ventures Ltd. may affect the marketability of any substances discovered.  The price of oil and gas are volatile over short periods of time, and these prices are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved recovery techniques, as well as changes to government regulations. Commodity prices below the Company’s economic threshold could force it to Cease Operations.

The operations of Sovereign Chief Ventures Ltd. are subject to substantial environmental regulations and if the required environmental regulations are not met, the Company could have to cease operations:

The current and anticipated future operations of Sovereign Chief Ventures Ltd. require permits from various federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining and petroleum industry.  Exploration activities done by employees and/or subcontractors of Sovereign Chief Ventures Ltd. are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. All permits which Sovereign Chief Ventures Ltd. may require for future exploration may not be obtainable on reasonable terms and could have an adverse effect on any project which the Company might undertake.

Failure by Sovereign Chief Ventures Ltd. personnel or those companies and personnel engaged to operate its oil and gas projects to comply with applicable laws, regulations and permitting requirements could very well result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Sovereign Chief Ventures Ltd.

The current oil and gas operations of Sovereign Chief Ventures Ltd. are operated by others which makes the Company substantially dependent upon third parties and this dependence could result in negative operational and financial consequences to it:

For all of the oil and gas projects in which the Company has a working interest or a royalty interests, another company serves as the operator of the project. The operator is responsible for the supervision of drilling, completion and production operations on each property. The success of the operations on each property largely depends upon the operator correctly performing its obligations. The Company has little to no control over the timing and extent of the operations on any of its properties. The failure of the operator to fulfill its obligations could result in negative operational and financial consequences to the Company.

Sovereign Chief Ventures Ltd. has a history of net losses if this situation does not change the Company will have to cease operations:

Sovereign Chief Ventures Ltd. has had net losses since August 12, 1987 (date of incorporation).

In Fiscal 2002, ended December 31st, the Company had a net loss of ($1,742,775); In Fiscal 2001, ended December 31st, the Company had a net loss of ($1,032,202); In Fiscal 2000, ended December 31st, the Company had a net loss of ($538,396). The cumulative net loss from date of incorporation to December 31st has been ($4,928,398).

The Company must begin to obtain profits or it will have to cease operations.

Sovereign Chief Ventures Ltd. is subject to foreign currency fluctuations and adverse exchange rates could have a negative effect on the Company’s operations:

At the present time, most of the Company’s activities are carried on in the United States.  Accordingly, it is subject to risks associated with fluctuations in the rate of exchange between the Canadian dollar and United States dollar. The Company is currently not engaged in currency hedging to offset any risk of exchange rate fluctuation and currently has no plans to engage in currency hedging. Any major fluctuations in currency rates could have a negative effect on the Company’s operations and financial condition.

Sovereign Chief Ventures Ltd. is substantially dependent upon Bill Wood, Company President, and the loss of Mr. Wood, could have an adverse effect on the Company:

The Company strongly depends on the business and technical expertise of its president, Mr. Bill O. Wood.  Without the expertise of Mr. Wood, Sovereign Chief Ventures Ltd. would cease operations in the absence of a competent replacement.

Sovereign Chief Ventures Ltd. has no employment contracts or insurance on pertaining to Mr. Wood.

Sovereign Chief Ventures Ltd. is classified as a “penny stock” in the United States and this constrains the ability of investors to buy and sell its common stock.

The Company’s stock is subject to “penny stock” rules as defined by regulators in the United States.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to purchase and sell the Company’s common stock.

The low level of trading volume for the common stock of Sovereign Chief Ventures Ltd. can make its purchase or sale difficult for investors:

The lack of trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares. The limited daily trading activity in the Company’s stock can make it difficult for investors to readily sell their shares in the open market or to purchase additional shares.

It is difficulty for U.S. investors to effect service of process and enforce judgments against Sovereign Chief Ventures Ltd:

The Company is incorporated under the laws of the Province of British Columbia, Canada.  A majority of the Company’s directors and officers are residents of Canada.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts under U.S. Securities Laws. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

As a "foreign private issuer”, Sovereign Chief is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

There is a possibility that Sovereign Chief Ventures may not be able to continue as a going concern:

Sovereign Chief Ventures had a working capital deficit at the conclusion of Fiscal 2002, 2001 and Fiscal 2000. Additional financing and access to capital is necessary for the Company to continue its operations. If additional financing is not obtained the Company could have to cease operations.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

The Company’s name is “Sovereign Chief Ventures Ltd.”. The Company conducts business in the United States through its wholly-owned subsidiary “Sovereign Resources Inc.”.

The Company’s executive office is located at:

333 Cedar, Suite 300, Abilene, Texas 79601

Telephone: (915) 676-8500

E-Mail: info@schiefv.com

The contact person in Abilene, Texas is: Mr. Bill O. Wood, President.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "SCV".

The Company has 100,000,000 common shares without par value authorized.  At 12/31/2002, the end of the Company's most recent fiscal year, there were 17,322,302 common shares issued and outstanding.

Corporate Background

The Company was incorporated under the name of 331814 B.C. Ltd. on August 12, 1987 under the laws of the Province of British Columbia.  Effective December 24, 1987, the Company changed its name to Golden Feather Mines Ltd., on June 3, 1988 to Feather Gold Resources Ltd. and on October 5, 1995 to Sovereign Chief Ventures Ltd.

The Company has one wholly owned subsidiary, Sovereign Resources Inc. (“Sovereign”) of Abilene, Texas, which was acquired by the Company on March 31, 2000.  Sovereign is incorporated under the laws of the State of Texas.  Unless the context otherwise requires, references herein to the “Company” include this wholly owned subsidiary.

The company owns, directly or indirectly, all of the shares of the subsidiaries.

The legal and commercial name of the Company is Sovereign Chief Ventures Ltd.

Business

The Company is engaged in the business of acquiring interests in petroleum and natural gas rights, and the exploration for and development, production and sale of, petroleum and natural gas in Texas and Oklahoma.

Currently, the Company is focusing its efforts on exploration and production of oil and gas from its Lasley Project in Western Oklahoma and the XX Ranch Project in Texas. The Company has no current plans to conduct operations on any of its other properties and management will evaluate those properties for further exploration as funds and personnel become available. In addition, the Company has no plans to acquire any additional properties until the development of its Oklahoma projects are completed.

The Company’s properties are listed below, with additional information on each property contained in Item 4, “Description of Property”.

The Company acquired Sovereign Resources on March 31, 2000. This acquisition included a 5% interest in 500 acres of lands in Waller County area known as Brookshire Dome property and lease and options on 5 petroleum and natural gas prospects in Jones County, Texas. The Company subsequently disposed of all of its interest in the Brookshire Dome property by exchanging its interest in the project for common shares of the Company held by a shareholder. The Company also farmed-out its interest in 4 of the Jones County prospects.

In March 31, 2000, the Company acquired a 13.75% working interest and a 11% net revenue interest in the Nail Ranch project located in Shackelford County, Texas. There was no upfront payment for its interest, but the Company is subject to its proportional interest in any costs incurred on the property. The Company has participated in the drilling of 4 wells and the recompletion of a further 3 wells; 5 the wells are currently shut-in and 2 wells are producing gas.

In April 2000, the Company reached an agreement to acquire certain assets of American Energy Group Ltd., including a 100% interest in the Blue Ridge and Bolling petroleum fields in Texas. Consideration was to be US$5 million. In March 2001, the Company renegotiated the purchase to a 50% interest in the Blue Ridge and Bolling fields for consideration of US$2.5 million. Both agreements were subject to the approval of the TSX Venture Exchange. The Company advanced US$750,000 towards the acquisition with the funds secured against a deed of trust against the assets to be acquired. In April 2001, the Company dropped its acquisition of the assets as the acquisition did not receive the required regulatory approval from the TSX Venture Exchange and the parties were not able to renegotiate new terms. During the year ended December 31, 2001, the Company received US$477,892 for repayment of the advanced funds and wrote off the remaining balance of US$241,961. The Company also incurred certain legal and accounting costs in relation to the failed acquisition. These included costs incurred in the negotiation and signing of the original agreement, accounting fees as part of the due diligence review of the potential acquisition’s financial statements, and legal and filing fees related to the application of the acquisition to the TSX Venture Exchange for its review.

In January 2001, the Company acquired a 70% working interest (56% net revenue interest) in the Bee County Project in Bee County, Texas from Javelina Oil and Gas. Consideration was $110,216 cash which included the cost of the recompletion of the Curlee #1 well.

In September 2001, the Company acquired a one hundred percent (100%) working interest and a seventy eight percent (78%) net revenue interest in the Northwest Munday Project located in Knox County, Texas. There was no upfront consideration paid for its interests. After a review of the project, the Company allowed the leases to expire.

In December 2001, the Company acquired a 50% working interest (40% net revenue interest) in the XX Ranch Project (formerly known as the “Morris Heirs Project”) in northwest Coleman County, Texas. Consideration was US$150,000 cash, which included the estimated costs for drilling the first well and the proportionate share of all land, legal and geological costs.

In January 2002, the Company acquired a 12.5% working interest (10% net revenue interest) in the Morgan Prospect located in Jones County, Texas. The Company purchased the prospect from Corinthian Energy Corporation in exchange for their proportional share of costs. The Company participated in the drilling of a single well which was unsuccessful.

In July 2002, the Company acquired a 50% interest in an Area of Mutual Interest (“AMI”) in western Oklahoma from Saxon Oil Company, with the project area totaling approximately 6,400 acres. Consideration was its share of the property acquisition and investigation costs of approximately US$200,000 and a 3% royalty to Saxon Oil.

In November 2003, the Company announced that it had agreed to purchase a 50% interest in the North Foss prospect located in Custer County, Oklahoma covering approximately 3,200 acres.

Plan of Operations

As of December 31, 2002, the end of the Company’s most recently completed fiscal year, the Company had a working capital deficit of ($325,762).

During Fiscal 2003 to date, the Company has completed two private placements of its common stock for proceeds of $3,205,500.  These private placements are summarized below:

•

On February 7, 2003, the Company completed a public offering in Canada only of 5,430,000 million units at a price of $0.35 per unit for proceeds of $1,900,500. Each unit consisted of one common share and one transferable common share purchase warrant, with each warrant exercisable into one common share at a price of $0.38 until February 7, 2005. The warrants in this placement commenced trading on the TSX Venture Exchange on February 10, 2003 under the symbol “SCV.WT.A”.

•

On October 7, 2003, the Company sold 4,350,000 units at a price of $0.30 per unit for proceeds of $1,305,000. Each unit consists of one common share and one common share purchase warrant exercisable into a common share at a price of $0.30 until August 25, 2004.

During Fiscal 2002, the Company issued common shares pursuant to various private placements with net proceeds of $2,167,451. These private placements are summarized below:

•

On May 16, 2002, the Company sold 1,050,000 units at a price of $0.85 per unit. Each unit consisted of one common share and one share purchase warrant allowing the holder to purchase one additional common share at a price of $0.95 until May 17, 2003. The Company subsequently applied for and received permission from the TSX Venture Exchange to extend the terms of the warrants from May 17, 2003 to May 17, 2004.

•

On January 21, 2002, the Company sold 3,100,000 units at a price of $0.35 per unit.  Each unit consisted of one common share and one share purchase warrant allowing the holder to purchase one additional common share at a price of $0.45 until January 31, 2003. The Company subsequently applied for and received permission from the TSX Venture Exchange to extend the terms of the warrants from January 31, 2003 to January 31, 2004.

•

On February 22, 2002, the Company sold 270,000 units at a price of $0.375 per unit.  Each unit consisted of one common share and one share purchase warrant allowing the holder to purchase one additional common share at a price of $0.50 until February 25, 2003. The Company subsequently applied for and received permission from the TSX Venture Exchange to extend the terms of the warrants from February 25, 2003 to February 25, 2004.

•

On March 6, 2002, the Company sold 200,000 units at a price of $0.51 per unit.  Each unit consisted of one common share and one share purchase warrant allowing the holder to purchase one additional common share at a price of $0.64 until March 7, 2003. The Company subsequently applied for and received permission from the TSX Venture Exchange to extend the terms of the warrants from March 7, 2003 to March 7, 2004.

In order to complete the acquisition of the Lasley project in Western Oklahoma and for drilling and/or completion costs of the current wells at the XX Ranch project, the Company received a Bridge Loan of $500,000 (Canadian) from Quest Investment Corporation of Vancouver, British Columbia. Quest is a publicly held Corporation traded on the TSX Venture Exchange which is arms-length to the Company. The loan is repayable from the proceeds of the public offering in Canada announced on December 5, 2002 as described above or any other financing completed by the Company. and calls for interest at 12% per year , due March 23, 2003 or sooner upon completion of a financing by the Company. The loan is guaranteed by Sovereign Resources and secured by a pledge of the shares of Sovereign’s subsidiary company, Sovereign Resources Inc . A bonus of 10% of the amount of the loan , or $50,000, was paid to Quest in the form of 190,476 common shares of Sovereign at a deemed price of $0.2625 per share as allowed under TSX Venture Exchange loan regulations. On February 11, 2003, upon completion of a public offering of its common shares, the Company repaid the loan in full.

For 2004, the Company currently estimates that it will participate in the drilling of 8 new wells, primarily on its Oklahoma projects. The Company’s share of costs for these wells is estimated to be $1.184 million dollars. With the completion of the private placement of shares in October 2003 as well as cash previously on hand and expected oil and gas revenues from existing production, Management believes that it has sufficient funds on hand to fulfill its business plan for 2004.

Government Regulation

The Company’s oil and gas operations in Texas are regulated by the Railroad Commission of Texas (“RRC”). The official rules of the RRC are found in the Texas Administrative Code (TAC), Title 16, Part 1, Chapters 1 through 20. The rules include permitting, practices, and procedures for exploration, production, pipelines, and environmental protection, as well as taxation and royalties. The rules applicable to oil and gas exploration and production in Texas are extensive, but are available on-line at http://www.rrc.state.tx.us/rules/rule.html.

The Company’s operations in Oklahoma are regulated by the State of Oklahoma Oil and Gas Conservation Division. Oklahoma’s regulations cover similar topics as Texas’, including rules, practices and procedures for exploration, production and environmental protection.

Direct application of the regulations governing oil and gas operations is the obligation the operator of each of the Company’s projects. However, if the operator violates or fails to adhere to specific regulations, the Company, as holder of a working interest in a project, could be held liable for its percentage of any fine or required remediation. Please see Item 3, “Risk Factors”, for additional information.

DESCRIPTION OF PROPERTY

Western Oklahoma Area of Mutual Interest and Lasley Project

Under an agreement dated July 10, 2002 with Saxon Resources, the Company acquired from Saxon the right to participate as to 50% of any interest (before royalty interests) in oil and gas projects acquired by Western Oil and Gas Development Corp. (“Western”) within an Area of Mutual Interest (“AMI”) located in Caddo County, Oklahoma. In consideration of the agreement, the Company granted Saxon a 3% overriding royalty on the Company’s percentage interest in the project. The Company also provided its share of the incurred costs which totaled $200,000. The operator of any projects formed under the agreement will be Western.

The AMI is located approximately 70 miles west of Oklahoma City. Seismic surveys, logs and subsurface analysis have been performed over three townships covering 69,120 gross acres. The first project formed from the AMI is the Lasley Project. In November 2003, the Company announced its participation second project in the AMI which is called the North Foss prospect.

Lasley Project

The Lasley Project covers an area of approximately 6,400 acres. The Company’s working and net revenue interests vary by lease due to royalties and working interests owned by other parties, but the Company intends to maintain a minimum 20% working interest in the entire project.

How Acquired

The Company originally acquired a 30% interest in leases comprising 4,480 acres through its agreement with Saxon Oil. The acquisition is considered to be non-arms length as Bill Saxon, Director of Sovereign, is a former Director and Officer of Saxon Oil. The non-arms length transaction was conducted with full disclosure, and the price was based upon similar transactions made by other companies within the oil and gas industry as reviewed by management. Therefore, management believes the price was fair and equal to that paid by other companies for a similar interest.

In December 2002, the Company sold a 10% Working Interest to Bonanza Oil, an arms-length party, for consideration of pay back of proportional development costs and expenses incurred by Sovereign Chief to that date which was approximately US$150,000. In January 2003, the Company acquired an interest in an additional block of 2,560 acres which included 5 producing gas wells. In April 2003, the Company acquired an additional 5% interest in the project, thus increasing its working interest to 25%.

Property Location and Access

The project is located in Caddo County, Oklahoma, approximately 70 miles west of Oklahoma City. Roads, both paved and improved farm roads, cover the entire project area which is mostly farmland and offers no impediment to access or development.

Property Description and Geology

The project covers approximately 6,400 acres and overlays the western portion of the Anadarko Basin. The leases which make up the project are fully paid up 2 and 3 year leases with no annual holding costs.

The project’s target is natural gas, with the three primary zones of interest being the Atoka Sandstone at approximately the 14,200 foot depth; Red Fork zones at 13,200 – 13,500 foot depth; and the Lower Skinner Sandstone at 12,200 – 12,500. There are also various shallower formations which are secondary targets. To date, the project partners have identified 25 drill targets on the project.

Exploration History

The area which contains the project has a history of gas production. The Company believes that most of the development in the area that occurred from 15 to 20 years ago used completion techniques which poorly stimulated the pay zones. With improved completion techniques and advanced exploration of deeper targets, the Company believes substantial exploration potential remains, including the re-entry of old wells on the project.

Current and Future Exploration Plans

To date, 4 wells have been drilled on the project.

The first well was drilled by Chesapeake Energy in January 2003 and is known as the Karkokus A 1-10. The well was a re-entry to 10,000 feet and then side-tracked to a depth of 13,500 feet. The well is producing gas from the Red Fork formation at 13,500 feet at the rate of 1.8 MCFG/day. The Company has a .0038% interest in this well.

The second well, Alley Cat #1-14, was drilled by Chesapeake in June. The well was drilled to a total depth of 16,450 feet and pipe set to the total depth. Gas sales began on September 4 and the well is currently producing natural gas at a rate of 2.5 MCFG/day. The Company has a 1.25% working interest in the formations deeper than 13,500 feet and a 4.73% WI in formations above 13,500 feet.

Western Oil and Gas drilled the Kardokus #3-10 well in June. This well was drilled to a depth of 13,387 feet and pipe was set to the total depth. Gas sales from Kardokus #3-10 began on September 1 at 2 million MCFG/day, but has been raised and Western plans on stabilizing production at 2.6 MCFG/day. The company has a 19.5% working interest in this well.

Western Oil finished drilling the Tiger 2-15 well in October to a depth of 13,650 feet and the well is currently undergoing completion as a natural gas well. The Company has a 16.25% working interest in the well.

For the remainder of 2003, the Company expects Western Oil, as operator, to drill 9 wells at Lasley during 2004.

North Foss Prospect

On November 13, 2003, the Company announced that it had signed a participation agreement with Saxon Oil Company of Dallas to purchase a 50% joint venture interest in the North Foss prospect located in Custer County, Oklahoma. The prospect covers approximately 3,200 acres and Western Oil and Gas serves as the operator. Currently, the Company expects Western to commence exploration on the prospect during 2004. This program will include the drilling of at least one well. The Company’s percentage interest and the estimated costs of this well are not yet known.

XX Ranch Project

The XX Ranch Project (formerly known as the “Morris Heirs Project”) is located in northwest Coleman County, Texas. The project covers 8,000 acres and the Company has a 50% working interest and a 40% net revenue interest in the project.

How Acquired

The Company acquired its interest in the project from Corinthian Energy Corporation in exchange for US$150,000 cash, which included the estimated costs for drilling the first well and the proportionate share of all land, legal and geological costs. The acquisition was at non-arms length as Corinthian Energy is a private company beneficially owned by Nicholas O. Wood, the son of Bill Wood, President of Sovereign. The non-arms length transaction was conducted with full disclosure, and the price was based upon similar transactions made by other companies within the oil and gas industry as reviewed by management. Therefore, management believes the price was fair and equal to that paid by other companies for a similar interest. The Canadian Venture Exchange (now TSX Venture Exchange) approved the acquisition on December 11, 2001.

Property Location and Access

The property is located in Coleman County, Texas, which is in the west-central area of the state approximately 30 miles south of the city of Abilene. The property is covered by grassland and is located on active ranchland. Access is via paved road and across the ranchland which poses no obstacle to development.

Property Description and Geology

The XX Ranch Project covers 8,000 acres.  Average leasehold cost is $50 per acre and has a term of three years. One producing well holds the acreage and there is no continuous drilling provision for the lease.

The region overlays the easternmost portion of the Permian Basin. The regional structure of West Central Texas is dominated by a north-south trending feature known as the Bend Arch, which begins at the Llano uplift in the eastern part of the eastern shelf region.  The youngest reservoir rocks are sand channels in the Lower Permian.  The most prolific reservoirs are sands and limestones in the Pennsylvanian, but reservoirs also present in Mississippian and Cambro-Ordovician formations. Limestone reefs are locally present in the Pennsylvanian (especially in the Canyon) and in the Mississippian.  In addition, a few non-reef limestones are productive, such as the “Caddo” in the Strawn series in the Lower Pennsylvanian.  The oldest productive formation consists of the sands and dolomites of Cambrian age.

Within the area of Coleman County which contains the XX Ranch Project, there are several producing oil fields. The nearby Cree-Sykes field is believed to have similar geology to the Company’s project. Most of the oil at Cree-Sykes is produced from the Gardner sand.

Exploration History

The Company has no documented history of exploration work conducted on the property prior to the Company’s acquisition of the project as the property was closed to oil and gas operations by the owners for a period of about 50 years prior to Corinthian Energy negotiating the lease. However, there is substantial documentation available concerning oil development by other companies on projects adjacent to the company’s project.

Current and Future Exploration Plans

The operator on the XX Ranch Project is Enrich Oil Corporation located in Abilene, Texas. Sovereign owns a fifty percent (50%) working interest and a forty percent (40%) net revenue interest in the project.

As operator, Enrich has advised the Company that it plans to initially develop the project on 40 acre spacing per well allowing a maximum potential for 200 wells on the project. The Texas Railroad Commission minimum spacing is 20 acres per well, which would potentially allow a maximum of 400 wells on the project. The potential pay zones that produce in the area are the Morris sand, Gardner sand, Gray sand and Ellenburger dolomite at depths ranging from 3,300 feet to 4,600 feet.

To date, 6 wells have been drilled on the project, with pipe set on four wells and 2 being dry holes. The details of each well is as follows:

Well Name	Depth Drilled (ft)	Producing Formation	Status

XX#1-4	4,575	Ellenburger	Oil/Shut-in
XX#2-4	4,530	None	Plugged
XX#1-28	4,475	None	Plugged
XX#1-34	4,080	Gardner Sand	Gas/Producing
XX#2-34	3,850	Gray Sand	Oil/Producing
XX#3-34	3,833	Gray Sand	Oil/Producing

XX Ranch #1 was drilled in April of 2002 and shows oil from the lower Ellenburger formation. Several other potential pay zones, including the upper and middle Ellenburger formation as well as the Morris and Gray sands have not been perforated, but may be at a later date. The well is currently shut in. Wells #2-4 and #1-28 are currently plugged and are candidates for re-entry into the Gray sand at a latter date. XX Ranch #2-34 was drilled in July 2002 and intersected 28 feet of pay in the Gray sand. XX Ranch #1-34 was completed in September 2002 and began flowing gas from the Gardner Formation at 200,000 cubic feet per day and 5 barrels of fluid. XX Ranch #2-34 and #3-34 have been completed as oil wells.

Under agreements made by the project operator, Enrich Oil Corporation, the Company’s crude oil on the XX Ranch project is being sold to Sunoco (Sun Oil Co.) and the natural gas is being sold to Devon Energy.

Under the agreement with Sunoco dated February 13, 2003, the crude oil from the project is being sold to Sunoco at Sunoco’s posted price for West Central Texas Intermediate Crude Oil plus a $2.45 per barrel bonus. The contract is on a month-to-month basis and remains in effect unless terminated by either party by written 30-days notice.

Under the agreement with Devon dated August 1, 2002, the natural gas from the project is being sold to Devon at the posted natural gas price.

Jones County Project

The Jones County Project originally consisted of 299.214 acres of oil and gas leases in Jones County, Texas. On 4 of the 5 prospects which make up the project, the Company currently has an overriding royalty which varies from 3.3% to 7.5%. Those prospects are operated by Texakoma Oil and Gas Corporation (“Texakoma”) and contain 3 operating oil and gas wells. The Company allowed the lease on the 5th prospect to expire.

How Acquired

The Company acquired the original 299.214 acres of leases after obtaining or conducting 3D seismic surveys over an area of 121 square miles in Jones County, Texas, which lies just north of the city of Abilene.  The Company subsequently farmed out 4 of the 5 prospects which make up the project to Texakoma in exchange for $90,000 in cash payments and overriding royalties which vary from 3.3% to 7.5%.

Property Description and Geology

The region overlays the easternmost portion of the Permian Basin. The regional structure of West Central Texas is dominated by a north-south trending feature known as the Bend Arch, which begins at the Llano uplift in the eastern part of the eastern shelf region.  The youngest reservoir rocks are sand channels in the Lower Permian.  The most prolific reservoirs are sands and limestones in the Pennsylvanian, but reservoirs also present in Mississippian and Cambro-Ordovician formations. Limestone reefs are locally present in the Pennsylvanian (especially in the Canyon) and in the Mississippian.  In addition, a few non-reef limestones are productive, such as the “Caddo” in the Strawn series in the Lower Pennsylvanian.  The oldest productive formation consists of the sands and dolomites of Cambrian age.

In Jones County, a typical sandstone field would be East Hamlin pool, in the northwestern part of the county. Most of the oil is produced from the lower Swastika sand. True limestone reefs in Jones County are also known to produce hydrocarbons.

Current and Future Exploration Plans

The Company completed a 3D survey on the project before farming out the prospects to Texakoma. Texakoma has drilled and completed 3 wells on the property in 2000/2001, all of which are in production. The Company overriding royalties which vary from 3.3% to 7.5% but has no active interest in the property. Any future exploration decisions are up to the operator Texakoma.

Nail Ranch

The Company maintains a 13.75% working interest and a 11% net revenue interest in 1470 acres 7 miles north of Albany in Shackelford County, Texas. There was no upfront payment for its interest, but the Company is subject to its proportional interest in any costs incurred on the property. During 2001, the Company participated in the drilling of 2 wells on the project, Nail 1 -551 and Nail 2 – 551, with operator Intergas Operating LLC. of Abilene. Both wells were completed as oil wells. However, the wells are currently shut-in and production has not yet begun from those wells.

In total, four new wells have been drilled and four wells have been recompleted. Currently, 5 oil wells are shut-in and two gas wells are producing gas.

The Company intends to maintain its interest in the property.

Bee County Project

The Bee County project is located in Bee County, Texas, 45 miles northwest of the city of Corpus Christi. The project covers an area of approximately 504 acres. The Company has a 70% working interest and a 56% net revenue interest in the project and Javelina Oil and Gas Development serves as the Operator.

The Company acquired its interest in the project in January, 2001 from Javelina in exchange for its share of project costs, including legal, property leases and the recompletion of the Curlee #1 well of $110,216 cash.

The project contains 6 wells which were originally completed by a prior property holder during the 1970’s for oil. These wells were drilled into the Berkow sands at approximately 4,900 feet and produced oil at varying rates until the late 1990’s at which time the wells were shut in. Several properties nearby operated by other companies produce natural gas from the Sinton sand. This formation was not completed in the original wells but the drill logs indicate its presence.

Javelina and the Company designed a work program to target gas production from the sands from a depth of 4400 feet and above. The companies planned to complete 5 of the 6 existing wells as gas wells, with the Welder #2 well not included in the original program as it has tubing stuck in the hole at a depth of 3883 feet. As operator of the property, Javelina re-entered the Curlee-Griffith #1 well on the property in July, 2001. The Sinton sand was perforated from 3890’ to 3896’. The well was tested and put into production on January 4, 2002 and produced gas at a rate of 300 MCF per day. Production was sold to Transco Gas Gathering. However, shortly afterwards the well was shut-in due to low bottom hole pressure.

The Company currently has no plans to resume exploration work at the Bee County property.

Item 5.  Operating and Financial Review and Prospects

Overview

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2000, December 31, 2001 and December 31, 2002 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The effects of inflation and price changes have not had a material impact on the Company’s income or net sales revenue during the past three years.

The Company’s consolidated financial statements were prepared on a going concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.  As at December 31, 2002, the Company had a cumulative loss of ($4,928,398).  The Company’s ability to continue as a going concern is dependent upon the Company raising sufficient finds by way of equity financing and increased cash flow from operations.

Since the acquisition of Sovereign Resources Inc. effective March 31, 2000, the company has been engaged in the business of exploring for and developing oil and gas prospects.  Substantially all of the Company’s oil and gas exploration activities are conducted jointly with others and the consolidated financial information reflects the Company’s proportionate interest in such activities.

The Company follows the full cost method of accounting for petroleum and natural gas operations.  Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country basis.  Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells.  Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such sale would significantly alter the rate of depletion and depreciation.

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves.  The costs of significant unevaluated properties are excluded from costs subject to depletion.  For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded deferred income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves.  Net cash flow is estimated using year-end prices; less estimated future general and administrative expenses, financing costs and income taxes.  Should this comparison indicate an excess carrying value, the excess is charged to earnings.

The Company has in the past hired outside Arms-length investor relations contractors who have been referred to the Company and who have experience with junior oil and gas Companies. These relationships were intended to increase awareness of the Company and its operations in the investment community. Currently, the Company has no arrangement with outside investor relations contractors.

The Company accounts for use of automobiles by Internal Revenue Service guidelines. Telephone and other transportation use by Company officials for expenses incurred for business purposes is for reimbursement of actual costs.

The Company had no active business from 1995 until the Company completed the acquisition of Sovereign Resources Inc. on March 31, 2000.

Results of Operations

The Company has revenue producing oil and gas wells in Texas and Oklahoma.  Revenues from oil and gas operations were $47,990 in fiscal 2000, $109,757 in fiscal 2001 and $82,732 in fiscal 2002. The balance of the Company’s interests is in the exploration stage with no offsetting revenues to sustain its exploration activities.  The Company expects to have additional cash flow once new gas lines are installed on wells completed on Lasley and XX Ranch Projects.  The amount of additional cash flow is dependent on a number of factors including commodity prices and timing of installation.

The following is a table of the Company’s Natural Gas and Crude Oil production (before deduction of royalties) for each of the last 3 fiscal years ended December 31.

Fiscal Year	Natural Gas (mcf)	Crude Oil (bbls)

2000	24,142	40,115
2001	2,041	23,123
2002	4,343	712

The following is a list of all the wells in which the Company has an interest as of August 29, 2003.

	Producing Wells				Shut-in Wells
	Crude Oil		Natural Gas		Crude Oil		Natural Gas
Project	Gross	Net	Gross	Net	Gross	Net	Gross	Net

XX Ranch	2	0.8	1	0.4	1	0.4	-	-
Jones County	3	0.09	-	-	-	-	-	-
Lasley	-	-	3	0.18375	-	-	-	-
Nail Ranch	-	-	2	0.275	5	0.6875	-	-

Total	3	0.89	4	0.58375	6	1.0875	-	-

No reserves have been established for any of the properties in which the Company has an interest.

Fiscal 2002 Ended 12/31/2002 vs. Fiscal 2001 Ended 12/31/2001

The Company received $82,732 during the Fiscal year ended December 31, 2002 in revenues from oil and gas sales, principally from the XX Ranch, Jones County and Nail Ranch projects. During Fiscal 2001, the Company recorded $109,757 in revenue from oil and gas sales, principally from the Brookshire and Jones County wells.

The Net loss for the year ended December 31, 2002 was ($1,742,775) compared to a net loss of ($1,032,202) for fiscal year 2001. Expenses rose to ($1,336,364) from ($767,185). Wages and benefits rose to ($360,593) from ($214,805) and Office and general rose to ($117,976) from ($36,328) due to the engagement of additional personnel and higher corporate activity. Financings rose to ($50,000) from zero and Legal and accounting increased to ($281,963) from ($121,229) due to additional financings and business contracts negotiated during the year. Consulting fees declined to zero from ($40,825) due to the expiry of consulting contracts in the prior year.

Oil and Gas production costs rose to ($161,009) from ($32,160) due to additional wells producing in the current year and the high operating costs of the Brookshire Dome wells, while Depletion and depreciation expense fell to ($35,179) from ($97,777) due to lower oil and gas volumes produced. The Company also recorded a write-down of petroleum and natural gas properties of ($489,143).

During the year ended December 31, 2002, the Company issued 4,620,000 common shares pursuant to private placements for proceeds of $2,180,750, and issued 112,000 common shares for a finders fee.

As of December 31, 2002, the Company had Cash on hand of $728,408, Accounts receivable of $13,192 and Deferred costs of $17,338. Accounts payable, including drilling commitments, totaled $584,700. A Bridge Loan payable of $500,000 was also outstanding.

Fiscal 2001 Ended 12/31/2001 vs. Fiscal 2000 Ended 12/31/2000

The Company received $109,757 during the Fiscal year ended December 31, 2001 in revenues from oil and gas sales principally from the Brookshire and the Jones County wells.  The Company received $47,990 during the year ended December 31, 2000 in revenues from oil and gas sales principally from the Brookshire and the Jones County wells. The Company received no administrative fees in the current period as the Company ended its management of other Company’s oil and gas interests.

Net loss for the year ended December 31, 2001 was ($1,032,202) compared to ($538,396) for the year ended December 31, 2000.  Expenses included ($121,229) on legal and accounting fees, wages and employee benefits of ($214,805), and investor relations of ($155,523) during Fiscal year 2001.  During Fiscal 2000 the Company expended ($209,384) on legal and accounting fees primarily in connection with the proposed Blue Ridge and Boling Field acquisition which was dropped due to the TSX Venture Exchange failing to approve the acquisition. Wages and employee benefits totaled ($116,575). The Company paid ($52,140) to Kego Capital Corp. which was retained by the Company to assist with investor relations as announced October 6, 2000.

The Company issued 980,132 shares during Fiscal 2001, summarized as follows:

•

371,143 shares were issued pursuant to a private placement for proceeds of $1,046,600;

•

37,114 shares were issued for a finder’s fee;

•

168,750 shares were issued pursuant to the exercise of share purchase warrants for proceeds of $38,813; and,

•

403,125 escrowed shares were issued for proceeds of $4,031.

During Fiscal 2000 the Company issued 8,445,431 shares and cancelled 155,850 escrow shares.  The share issuances are summarized as follows:

•

400,050 shares were issued for a finder’s fee;

•

3,500,000 shares were issued pursuant to the exercise of share purchase warrants for proceeds of $685,026;

•

4,127,213 shares at a deemed value of $5,560,203 were issued for the purchase of a subsidiary; and,

•

418,168 shares at a deemed value of $87,815 were issued to repay debt.

As at December 31, 2001 the Company had cash on hand and receivables of $181,383.  The Company had obligations of $294,174 for drilling commitments and for general working capital.  As at December 31, 2000 the Company had cash on hand and receivables of $1,363,943.  The Company had obligations of $197,794 for drilling commitments and for general working capital.

Fiscal 2000 Ended 12/31/2000 vs. Fiscal 1999 Ended 12/31/1999

Net loss for the year ended December 31, 2000 was ($538,396) compared to ($97,823) for the year ended December 31, 1999.

Revenue totaled $111,079. Oil and Gas revenue was $47,990 which came from the Brookshire Dome and Jones County projects. Administrative Fees, which was received from other Companies for managing other Company’s interests in oil and gas projects, was $48,083. Interest received from cash balances was $10,290. Other Income, which was a one-time charge to an administrative customer for additional management services rendered, was $4,716.

During Fiscal 2000 the Company expended ($209,384) on legal fees primarily in connection with the propose Blue Ridge and Boling Field acquisition, wages and employee benefits of ($116,575) and paid ($77,003) to Kego Capital Corp., retained by the Company to assist with investor relations as announced October 6, 2000.

On November 26, 1999, the Company announced the completion of a private placement consisting of 1,750,000 Special Warrants to purchase up to an aggregate of 1,750,000 shares for net proceeds of $350,000.

Liquidity and Capital Resources

The Company has historically relied upon advances from insiders and equity financings to fund its operations. The Company also relies upon revenues from its interests in producing oil and gas wells.  During 1998 and 1999 and prior to its acquisition of Sovereign the Company was inactive and as a result its historical financial information is not necessarily indicative of the Company’s future prospects.

Fiscal 2002 ended 12/31/2002

The working capital of the Company at 12/31/02 was ($325,762). Subsequent to the year end, the Company completed the sale of 5,430,000 common stock units at a price of $5,430,000 for proceeds of $1,900,500.

Cash Used in the Year Ended 12/31/02 Operating Activities totaled ($800,207) including the Net Loss of ($1,742,775). The write down of petroleum and natural gas properties was $489,143, while Depletion and depreciation was $35,179. Other changes in non-cash working capital items was a decrease in accounts receivable of $127,722, and an increase in accounts payable of $290,524.

Cash Used in the Year Ended 12/31/02 on Investing Activities totaled ($1,041,741) consisting of acquisition of equipment of ($318,525), Exploration costs on its properties of ($713,739) and Purchase of Treasury shares of ($9,477).

Cash Provided by Year Ended 12/31/02 Financing Activities was $2,529,886. Issuance of Common Shares provided cash of $2,047,224, while increases in loan payable provided cash of $500,000. The increase in deferred costs used cash of ($17,338).

Fiscal 2001 Ended 12/31/2001

As of December 31, 2001 the Company had cash and accounts receivable of $181,383 (December 31, 2000: $251,865) and a negative working capital of ($112,791) (2000 working capital surplus of $1,166,150). As of December 31, 2001, the Company had obligations of $294,174 for drilling equipment and for general working capital. As of September 30, 2002 the Company had cash and accounts receivable of $185,997 (September 30, 2001: $181,383) and working capital of $100,856 (September 30, 2001 working capital deficit of ($112,791)).

During the fiscal year ended December 31, 2001, the Company raised a total of $1,130,269 through the issuance of Common Shares pursuant to private placements; the issuance of escrow shares; and, the exercise of share purchase warrants. In addition, during the same period, a total of $30,303 in promissory notes payable to shareholders was repaid.

Fiscal 2000 Ended 12/31/2000

The working capital of the Company at the end of Fiscal 2000 (December 31st) was $1,166,150 as compared to working capital of $338,748 at the end of Fiscal 1999. The Company had no long-term debt as of either date.

Cash Flows From Operation in the Twelve Months Ended 12/31/2000 totaled ($422,779) including the Net Loss of ($538,396). Significant adjustments included: depletion and depreciation of $49,711; an increase in accounts receivable of ($152,558); an increase in prepaid insurance of ($2,404); and, an increase in accounts payable of $220,868.

Cash From Investing Activities in the Twelve Months Ended 12/31/2000 totaled ($1,278,049), consisting of the following items: acquisition of equipment in the amount of ($48,116); petroleum and natural gas property exploration costs in the amount of ($120,259); and, an increase in deposits in the amount of ($1,109,674).

Cash Provided by Twelve Months Ended 12/31/2000 Financing Activities totaled $1,363,354 consisting of the issuance of common stock in the amount of $1,396,600 and a decrease in amounts due to shareholders in the amount of ($33,246).

US GAAP Reconciliation with Canadian GAAP

Foreign currency translation - Under U.S. GAAP, the functional currency for Sovereign Resources, Inc. (USA) is the local currency.  Accordingly, the current rate method of foreign currency translation is required to be used for conversion into Canadian dollars.  All assets and liabilities are translated into Canadian dollars at the rate prevailing on the balance sheet date.  Shareholders equity accounts are translated using the prevailing rates on the transaction dates and revenues and expenses are translated using the average rate for the year.

As a result of the adjustments, total assets under U.S. GAAP as at December 31, 2002 would have increased to $7,557,366 and decreased to $6,799,890 and $7,670,613 for the years ended December 31, 2001 and 2000, respectively.

Translation adjustments resulting from foreign currency translations are recorded as a separate component of the shareholders equity section on the balance sheet.

Oil and Gas Properties - Under U.S. GAAP, the ceiling test under the full cost method performed for each cost center by comparing the net capitalized cost to the present value of the estimated future net revenues from production of proved reserves is calculated using a discount rate of 10%, net of the effects of future costs to develop and produce proven reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes.  Any excess capitalized cost is expensed in the period to which they relate.  The difference had no material consequences as the Company does not have any proven reserves.

Variation in Operating Results

The Company is presently exploring the majority of its properties for sufficient reserves to justify production.  Some of its properties are in production and the Company receives limited revenues from oil and gas production.  Although oil and gas prices fluctuate, the Company expects these price changes to have little effect on its financial results. There is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production increases.

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically through the exploration process, reviews results both internally and externally through petroleum industry professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of petroleum exploration results, the likelihood of establishing proved economic reserves, land costs, estimates of future oil and gas prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote 10 to the financial statements.  The value of the Canadian Dollar in relationship to the U.S. Dollar was 1.30 as of November 30, 2003.

The Company has primarily financed its activities through the distribution of equity capital.  The timing of such distributions was dependent on the requirements of the Company and the economic climate.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from operations or to achieve self-sustaining commercial operations for several years.

Item 6.  Directors, Senior Management and Employees

Table No. 3 lists as of 11/30/2003 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents and citizens of Canada except for Bill O. Wood, President, who lives in Abilene, Texas and Bill Saxon, who lives in Dallas, Texas.

Table No. 3

Directors

Name	Age	Date of Appointment

Bill O. Wood (1)	49	March 31, 2002
Alfred E. Turton (1)	74	January 31, 2002
Brian C. Irwin (1)	63	October 16, 2000
Bill D. Saxon	74	June 17, 2002
Larry M. Van Hatten	56	June 17, 2002

(1) Member of the Audit Committee.

Table No. 4 lists, as of 11/30/2003, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens and residents of Canada, except for Bill O. Wood, President, who resides in Abilene, Texas.

Table No. 4

Executive Officers

Name		Position	Age	Date of Appointment

Bill O. Wood	(1)	President	49	March 31, 2000
Brian C. Irwin	(2)	Secretary	63	October 16, 2000

(1)  He spends 100% of his time on the affairs of the Company.

(2)  He spends  10% of his time on the affairs of the Company.

Bill O. Wood – Mr. Wood, who has actively and successfully explored for oil and gas since 1978, is the President and a Director of Sovereign Chief Ventures.  Mr. Wood has extensive experience with complex subsurface geology, 3D seismic and geochemical exploration. Mr. Wood has worked and participated in resource projects all across the United States and his main focus is Texas, Oklahoma, New Mexico and Louisiana.

Alfred E. Turton – Mr. Turton, is a founder of Canaccord Capital Corporation, a stockbrokerage firm headquartered in Vancouver, British Columbia Canada and is a Director of the Company. He brings to the board more than 35 years of financing and business experience.

Brian C. Irwin – Mr. Irwin was educated at the University of British Columbia where he received his B.A. in 1962 and his LLB. in 1965. He is a Director of the Company and also the Corporate Secretary.

Mr. Irwin practices corporate, securities and natural resource law with a focus on mining and corporate finance.  He is a former chairman of the natural resources subsection of the British Columbia branch of the Canadian Bar Association.

Mr. Irwin has acted for varied public companies with operations in Canada, the United States, Mexico, Honduras, Chile, Switzerland, Russia and Kazakstan.  The transactions involved include prospectus offerings, private placements, plans of arrangement, rights offerings, mergers, acquisitions, joint ventures and dispositions.  His clients have included a number of companies with producing mines as well as oil and gas exploration companies, high tech and medical related technology companies.  He has advised these clients not only in respect of transactional matters but also in respect of listing matters on the major Canadian stock exchanges and cross border financings.

Larry M. Van Hatten – Mr. Van Hatten received his CA degree in 1975, has been a Partner of Ellis Foster, an accounting firm located in Vancouver, British Columbia Canada since 1975. He is currently the Managing Partner of that firm.

Mr. Van Hatten was on the Board of the B.C. Children’s Hospital Foundation for 10 years and was Chairman of the Foundation from 1996 – 1999.  He received the 2000 Community Service Award in Vancouver, British Columbia for his outstanding work with the Foundation.

He is currently on the executive committee of Moore Stephens North America Inc.

Bill D. Saxon – Mr. Saxon is a Director of the Company. He has been actively engaged in all phases of oil and gas exploration and production since 1954. As an independent oil operator and through Saxon Oil Company, which went public in 1980, and as operator of various drilling funds, Mr. Saxon was responsible for expenditures in excess of $200-million and the successful development of oil and gas production in Texas and Oklahoma.

In 1985 the oil and gas reserves of Saxon Oil and all its drilling funds were rolled into a master limited partnership, Saxon Oil Development Partners LP, listed on the American Stock Exchange.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.  There are no family relationships between any two or more Directors or Executive Officers.

COMPENSATION

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

The Company grants stock options to Directors, Executive Officers and employees; refer to ITEM #10, "Stock Options".

Table No. 5

Summary Compensation Table

(All Figures in Canadian Dollars unless otherwise noted.)

Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Award(s)	Options Granted	All Other Compensation

Bill O. Wood President & CEO	2002 2001 2000	$ 64,500 $180,000 $ 67,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 146,000 200,000	Nil Nil Nil

Katherine MacDonald President & CEO	2000	$36,000	Nil	Nil	Nil	110,000	Nil

Except for the stock option program discussed in ITEM #12, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Audit Committee

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee is composed of three Directors, one of whom is not an officer of the Company. The current members of the Audit Committee are: Bill O. Wood, Alfred Turton, and Brian Irwin.  The Audit Committee met once during Fiscal 2002.

Staffing

The Company currently has one employee.  The name, location and job title of each employee is listed below:

Name	Location	Job Title

Bill O. Wood	Abilene, Texas	President

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 6 lists, as of 12/10/2003, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 6

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent Of Class

Common	Bill O. Wood	(1)	2,732,347	9.87
Common	Alfred E. Turton	(2)	1,236,668	4.42
Common	Brian C. Irwin	(3)	312,000	1.13
Common	Bill D. Saxon	(4)	933,334	3.32
Common	Larry M. Van Hatten	(5)	305,000	1.10

	Total Directors/Officers		5,519,349	18.60%

(1)

Of these shares 346,000 represent currently exercisable share purchase options. 403,125 of these shares are in Escrow.

(2)

Of these shares 300,000 represent currently exercisable share purchase options and 333,334 represent currently exercisable share purchase warrants. 333,334 of the common shares and 333,334 of the warrants are registered in the name of AE Turton Investments, a private company owned by Mr. Turton.

(3)

Of These shares, 300,000 represent currently exercisable share purchase options.

(4)

Of these shares 600,000 represent currently exercisable share purchase options and 166,667 represent currently exercisable share purchase warrants.

(5)

Of these shares 300,000 represent currently exercisable share purchase options.

Based on 27,328,278 shares outstanding as of December 10, 2003 and stock options and share purchase warrants held by each beneficial holder exercisable within sixty days.

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of two persons/companies who beneficially owns 5% or more of the Registrant's voting securities. Table No. 7 lists as of December 10, 2003, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 7

5% or Greater Shareholders

Title of Class	Name and Address of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Bill O. Wood Abilene, Texas	2,732,347	9.87%

Based on 27,328,278 shares outstanding as of December 10, 2003 and stock options held by each beneficial holder exercisable within sixty days.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

During Fiscal 2002, ended December 31, the Company paid, accrued a liability or accrued an asset from officers and directors of the Company in addition to wages paid, as previously described, as summarized below:

a.

Legal fees of $149,866 were paid to DuMoulin Black, a law firm of which Brian Irwin, a Director of the Company, is a partner. DuMoulin Black’s services included legal work regarding the Company’s sale of securities and contracts regarding its property interests. Accounts payable includes $18,440 due to the law firm;

b.

Accounts Receivable includes $1,106 due from Indwell Resources Inc., a company controlled by Bill O. Wood,  the President and a Director of the Company.

c.

The Company acquired an interest in the Western Oklahoma Area of Interest from Saxon Oil. Bill Saxon, a current Director of the Company, is a former officer and Director of Saxon Oil.

During Fiscal 2001, ended December 31st, the Company paid, accrued a liability or accrued an asset from officers and directors of the Company in addition to wages paid, as previously described, as summarized below:

d.

Legal fees of $50,024 were paid to DuMoulin Black, a law firm of which Brian Irwin, a Director of the Company, is a partner. DuMoulin Black’s services included legal work regarding the Company’s sale of securities and contracts regarding its property interests;

e.

Accounts payable includes $45,408 due to Indwell Resources Inc., a company controlled by Bill O. Wood, the President and a Director of the Company for amounts received by the Company on behalf of Indwell; and,

f.

Accounts receivable includes $74,247 due from Bill O. Wood, the President and a Director of the Company, for Administrative fees performed by the Company on behalf of Indwell.

g.

The Company acquired an interest in the XX Ranch Project from Corinthian Energy. Corinthian Energy is beneficially owned by Nicholas Wood, who is the son of Bill Wood, the President and a Director of the Company.

The amounts due to and from Indwell relate to Administrative activities performed by the Company on behalf of Indwell Resources, a formerly active company beneficially owned by Bill O. Wood, President of the Company. Indwell owned interests in operating oil and gas wells which were administered by the Company on behalf of Indwell as Indwell transitioned from an operating entity to an inactive one. Indwell is now inactive as Mr. Wood now spends his time on the affairs of the Company.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Registrant in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Bedford Curry and Company, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Item 9.  Offer and Listing of Securities

As of 12/31/2002, the authorized capital of the Company was 100,000,000 common shares without par value. As of 12/31/2002, there were 17,322,302 common shares issued and outstanding. As of December 10, 2003, there were 27,328,278 common shares issued and outstanding.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the “Company Act” of British Columbia.  Unless the “Company Act” or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the British Columbia Company Act contain provisions, which require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

a. Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b. Giving financial assistance under certain circumstances;

c. Certain conflicts of interest by Directors;

d. Disposing of all/substantially all of Company's undertakings;

e. Removing Director before expiration of his term of office;

f. Certain alterations of share capital;

g. Changing the Company name;

h. Altering any restrictions on the Company's business; and

i. Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

The Company's common shares began trading on the Canadian Venture Exchange (formerly the Vancouver Stock Exchange) in Vancouver, British Columbia, Canada, under its former name “Golden Feather Mines Ltd.” in 1988.  The current stock symbol is “SCV”.  The CUSIP number is #845912104.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust.

On May 14, 2003, the shareholders' list for the Company's common shares showed 80 registered shareholders and 22,942,778 shares issued and outstanding.

The Company has researched the indirect holding by depository institutions and estimates that there are sixty-two (62) holders of record resident in the United States. The U.S. shareholders own 6,341,543 shares or 27.6% of the issued and outstanding shares of the Company. Refer to discussion below regarding holders of record of the Company's warrants.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 500 beneficial owners of its common shares.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 8 lists the high, low and closing sales prices, as well as the average daily volume, for trading on the TSX Venture Exchange for the Company's common shares for the last eleven fiscal quarters and the last six months.

Table No. 8

TSX Venture Exchange

Common Shares Trading Activity

Period	Average Daily Volume	High	Low	Close

December 2003	27,695	$0.32	$0.25	$0.32
November 200 3	32,947	$0. 315	$0. 24	$0. 27
October 200 3	26,755	$0. 325	$0. 275	$0. 295
September 200 3	56,389	$0. 36	$0. 285	$0. 31
August 200 3	90,359	$0. 38	$0. 29	$0. 33
July 200 3	54,506	$0. 38	$0. 2 6	$0. 35

Quarter Ended 9/30/2003	68,084	$0.38	$0.26	$0.31
Quarter Ended 6/30/2003	42,250	$0.45	$0.22	$0.33
Quarter Ended 3/31/2003	35,602	$0.35	$0.23	$0.24

Quarter Ended 12/31/2002	21,258	$0.49	$0.25	$0.30
Quarter Ended 9/30/2002	18,326	$0.90	$0.42	$0.45
Quarter Ended 6/30/2002	64,110	$1.14	$0.74	$0.87
Quarter Ended 3/31/2002	76,451	$0.86	$0.38	$0.77

Quarter Ended 12/31/2001	12,258	$0.65	$0.31	$0.47
Quarter Ended 9/30/2001	11,190	$0.85	$0.33	$0.45
Quarter Ended 6/30/2001	37,030	$1.85	$0.48	$0.48
Quarter Ended 3/31/2001	54,478	$2.45	$1.00	$1.66

Year Ended 12/31/2002		$1.14	$0.25	$0.30
Year Ended 12/31/2001		$2.45	$0.31	$0.47
Year Ended 12/31/2000		$4.30	$1.52	$2.05
Year Ended 12/31/1999		$1.60	$0.21	$1.50
Year Ended 12/31/1998		$0.35	$0.16	$0.30

On February 10, 2003, the Company’s Class A Warrants began trading on the TSX Venture Exchange under the symbol SCV.WT.A. Table No. 9 lists the high, low and closing sales prices, as well as the total monthly volume, for trading on the TSX Venture Exchange for the Company's warrants since the inception of trading by month.

Table No. 9

TSX Venture Exchange

Common Stock Warrant Class “A” Trading Activity

Period	Total Monthly Volume	High	Low	Close

December 2003	50,000	$0.12	$0.09	$0.09
November 2003	94,000	$0.095	$0.05	$0.08
October 2003	164,000	$0.08	$0.06	$0.07
September 2003	129,000	$0.09	$0.075	$0.08
August 2003	189,000	$0.14	$0.075	$0.10
July 2003	42,000	$0.12	$0.05	$0.07
June 2003	179,000	$0.14	$0.10	$0.11
May 2003	406,000	$0.12	$0.08	$0.10
April 2003	25,000	$0.08	$0.08	$0.08
March 2003	230,000	$0.12	$0.07	$0.08
February 2003	623,500	$0.10	$0.04	$0.09

Table No. 10 lists, as of December 10, 2003 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants

3,130,000	$0.45	January 31, 2004
270,000	$0.50	February 27, 2004
200,000	$0.64	March 7, 2004
1,050,000	$0.95	May 17, 2004
5,430,000	$0.38	February 7, 2005
4,395,500	$0.35	October 15, 2004

14,475,500	Total Outstanding

Debt Securities to be Registered.  Not applicable.

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The TSX Venture Exchange (“CDNX”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The CDNX currently operates as a complementary but independent exchange from its parent.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The CDNX is a venture market as compared to the Toronto Stock Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The CDNX currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the CDNX is located in Calgary and the operations office is located in Vancouver.

The CDNX is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. CDNX policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”) which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues CDNX notices to inform the public of halts, suspensions, delists and other enforcement actions.  All CDNX notices can be found on the TSE/TSX website at www.tse.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and  implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations

Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel Division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement

Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research

The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

LEGAL PROCEEDINGS

A claim of Michael A. Parsons against Sovereign Resources, Inc., Sovereign Chief Ventures Ltd. and Bill O. Wood, in the District Court of Fort Bend County, Texas alleging breach of contract and failure of consideration in connection with a placement of securities of Sovereign Chief Ventures Ltd. in May, 2002. Court is scheduled for March 22, 2004.

Roberts and Smaby, Attorneys & Counselors of Dallas, Texas, have been retained on behalf of Sovereign Chief Ventures Ltd. to defend these lawsuits.  With respect to the Parsons lawsuit, application will be made to have the plaintiff's claim dismissed.

A claim of D. Bradley Dean in the District Court of Dallas County, Texas against Sovereign Chief Ventures Ltd. and others for damages from alleged misrepresentations relating to the  purchase of securities of Sovereign Chief Ventures Ltd. in  1999. The Company settled the lawsuit during 2003.

Item 10.  Additional Information

The Company has financed the majority of its operations through the issuance of common shares through private placement, the exercise of warrants issued in the private placements, and the exercise of stock options as described earlier in this document.

Share Issuances

Fiscal 2003 to Date:

During Fiscal 2003 to date, the Company issued 5,430,000 common shares in a public securities offering in Canada for proceeds of $1,900,500; issued 4,333,334 units at $0.30 per unit in a private placement for proceeds of $1,300,000; Issued 45,500 common share units to Wolverton Securities as agent for the private placement; and issued 814,500 warrants to Canaccord Capital as agent for the public offering in Canada.

Fiscal 2002:

During Fiscal 2002, the Company issued 4,620,000 common shares pursuant to private placements for proceeds of $2,180,750. The Company also issued 112,000 common shares for Finder’s Fees related to the placements, with 22,000 issued to Canaccord Capital and 90,000 to the LOM Group.

Fiscal 2001:

During Fiscal 2001, the Company issued 371,143 shares pursuant to private placements for proceeds of $1,046,600; Issued 37,114 common shares to Robert Bishop for a Finder’s Fee related to the private placement; Issued 403,125 Escrow Shares to Bill Wood related to the acquisition of Sovereign USA by the Company; and Issued 168,750 common shares pursuant to the exercise of common stock purchase warrants issued in a private placement of common share units in 1999. Total proceeds from the warrant exercise was $38,813.

Fiscal 2000:

During Fiscal 2000, the Company issued 4,127,213 common shares for the acquisition of Sovereign USA; Issued 400,050 as a Finders’ Fee; Issued 418,168 shares to settle debt owed to former management for management and Administrative services rendered; and Canceled 155,850 common shares held in escrow by former management.

Escrowed Shares

Pursuant to an Escrow Agreement dated September 20, 2000, 403,125 Common Shares of the Company issued to the principal shareholders prior to the initial public offering of the Company in Canada were deposited with Pacific Corporate Trust Company of Canada as escrow agent.  Upon the purchase of Sovereign Resources Inc. by the Company, Bill Wood, the President of the Company, acquired these shares under the TSX Venture Exchange regulations.

The restrictions contained in the Escrow Agreement provide that the Escrowed Shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Issuer, its transfer agent, or escrow holder make any transfer or record any trading of the Escrowed Shares without the consent of the Executive Director of the British Columbia Securities Commission (“BCSC”), or, while the common shares are listed on the TSX Venture Exchange (“the Exchange”), without the consent of the Exchange.

The Escrow agreement, as prescribed by the Exchange, restricts the sale, assignment, hypothication and transfer of all escrowed shares without the prior written consent of the Exchange. Exchange Policy 2.4 states that the Exchange will generally only allow the transfer of escrowed shares to incoming principals of the Company. In the event of a bankruptcy or death of an escrow shareholder, the escrow agent may, with written notification to the Exchange, transmit such holders’ escrowed shares to the trustee in bankruptcy, executor, administrator or such other person as is legally entitled to become the registered owner of such shares. Escrowed shares which are transferred to a trustee in bankruptcy will remain in escrow subject to the applicable escrow agreement. Escrowed shares transferred upon death will be released from escrow to the applicable legal representative unless the Exchange objects to the transfer.

Escrowed shares may be released from escrow based upon the Company’s cash flow under a formula contained in the TSX Venture Exchange’s listing agreement. The formula is based upon the Company’s original IPO listing price and the release of shares from Escrow is subject to the approval of the TSX Venture Exchange.

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms  and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange and the British Columbia Securities Commission.

Stock options for up to 10% of the number of issued and outstanding common shares may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares.  No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise prices for stock options are determined in accordance with TSX Venture Exchange guidelines and reflect the average closing price of the Registrant's common shares immediately preceding the day on which the Directors grant and publicly announce the stock options (subject to an regulatory-acceptable discount), and/or at a price no lower than $0.10 exercise price per share; and the maximum term of each stock option may not exceed five years.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of 12/10/2003, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Name	Number of Shares of Common Stock	CDN$ Exer. Price	Expiration Date

Larry M. Van Hatten, Director	300,000	$0.45	5/29/2007

Bill D. Saxon, Director	300,000 300,000	$0.30 $0.45	3.26.2008 5/16/2007

A.E. Ted Turton, Director	300,000	$0.45	1/31/2007

Brian C. Irwin, Secretary and Director	150,000 50,000 100,000	$0.45 $0.45 $0.45	1/3/2007 5/17/2006 10/16/2005

Bill O. Wood, President and Director	146,000 200,000	$0.45 $0.45	5/17/2006 10/16/2005

M. Alexander Wurm, Consultant	12,000	$3.00	5/39/05

Total Officers and/or Directors (5 persons)	1,546,000
Total Employees and/or Consultants (1 person)	12,000

Total Officers/Directors/Employees	1,858,000

Memorandum and Articles of Association

The Company is incorporated under the laws of British Columbia and is governed under the Company Act of British Columbia (“The Company Act” or “The Act”).

The Memorandum and Articles of the Company do not address the Company’s objects and purposes.

A Director shall not vote in respect of the approval of any contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which the vote is taken.

The Directors may from time to time in behalf of the Company:

(a)

Borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;

(b)

Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and

(c)

Mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

(d)

Guarantee the indebtedness of an affiliate of the Company or of any other person.

There are no age considerations pertaining to the retirement or non-retirement of directors.

A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by The Act, to become or act as a Director.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act.  Unless the Company Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the Company Act of British Columbia contain provisions which require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

a. Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b. Giving financial assistance under certain circumstances;

c. Certain conflicts of interest by Directors;

d. Disposing of all/substantially all of Company's undertakings;

e. Removing Director before expiration of his term of office;

f. Certain alterations of share capital;

g. Changing the Company name;

h. Altering any restrictions on the Company's business; and

i. Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

Subject to Article 9.2 and to The Act, the first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint.  In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting.  A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company.  But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company’s common stock.

Material Contracts

The Company considers the following as material contracts, entered into by the Company and its subsidiaries, which have been entered into and/or have been or are currently in effect during the last 2 years:

1.

The Bowie County Contract: Under an agreement dated June 25, 2002 between the Company and Saxon Oil Company, the Company agreed to pay Saxon $30,000 for a 5% Working Interest in the West Texarkana prospect in Bowie County, Texas. The Company also agreed to grant Saxon a 10% interest in its interest (10% of 5%, or 0.5% of the total) once the Company had recovered all of its cost of drilling, completion and operating costs. This contract was with a non-arms length party as Bill Saxon, Director of Sovereign, is a former officer and director of Saxon Oil.

2.

The Laslie Contract: Under an agreement dated December 10, 2002 between the Company, Saxon Oil, Western Oil and Gas et. al., the Company agreed to acquire a 30% interest in Lasley Project in Western Oklahoma, with the costs of acquisition of acreage borne by each partner based upon the percentage of their interest. This contract was with a non-arms length party as Bill Saxon, Director of Sovereign, is a former officer and director of Saxon Oil.

3.

The XX Ranch Contract:  Under an agreement dated February 21, 2000 between the Company and Corinthian Energy, the Company agreed to acquire a 53.75% interest (40% working interest) in 790.72 acres of land in Coleman County, Texas known as the “Morris Heirs Project” (later renamed the “XX Ranch Project”). Consideration was US$150,000 cash, which included the estimated costs for drilling the first well and the Company’s proportionate share of all land, legal and geological costs incrured. This acquisition is considered to be non-arms length as Nicholas O. Wood, son of Bill Wood, President of Sovereign, is President of Corinthian Energy.

4.  The Western Oklahoma Contract: An agreement dated July 8, 2002, between the Company, Saxon Oil, and Western Oil and Gas establishing an Area of Mutual Interest (“AMI”) in Western Oklahoma in order to evaluate and acquire leaseholdings to explore for natural gas. Each partner would bear its share of costs based upon its proportional share of the partnership. Originally, the agreement was between Saxon Oil and Western Oil with the agreement that Saxon could transfer any or all of its share of the AMI to Sovereign. Consideration paid by Sovereign to Saxon for a 50% share of Saxon’s share was its proportion of the property acquisition and investigation costs totalling approximately US$200,000 and a 3% royalty to Saxon Oil on the Company’s percentage interest. This contract was with a non-arms length party as Bill Saxon, Director of Sovereign, is a former officer and director of Saxon Oil.

Each of these contracts deals with the Company’s various oil and gas property interests and are included as exhibits.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

AFFECTING SECURITY HOLDERS

Except as discussed in ITEM #9, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include three quarters (two thirds for dispositions after February 27, 2000 and before October 18, 2000 and one half after October 18, 2000) of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three quarters (two thirds for disposition after February 27, 2000) of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Management urges holders and prospective holders of common shares of the Company to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and  management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Statements by Experts

A consent by the Company’s auditors is included as an exhibit to this document.

Document Inspection

All of the documents referred to in this Annual Report may be inspected at the head office of the Company, the address of which is indicated on the Cover Sheet of this Annual Report.

Item 11.  Disclosures about Market Risk

Not Applicable

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and

Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Within 90 days prior to the filing date of this report, the Company, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer Bill O. Wood, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Chief Executive Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company’s consolidated subsidiaries) required to be included in this Form 20-F Annual Report.

There were no significant changes made in the Company’s internal controls or, to the Company’s knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in a footnote to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Bedford Curry and Co., independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report.  The report of Bedford Curry and Co, independent Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditors Report dated May 8, 2003

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference dated May 8, 2003

Consolidated Statements of Earnings and Deficit for the Fiscal Years ended December 31, 2002, 2001 and 2000

Consolidated Balance Sheets at December 31, 2002 and 2001

Consolidated Statements of Cash Flows for the Fiscal Years ended December 31, 2002, 2001 and 2000

Notes to the Consolidated Annual Financial Statements

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation (Previously Filed)
2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – NA

4. Material Contracts –

a) The Bowie County Contract dated June 25, 2002 (Previously Filed);

b) The Laslie Contract dated December 10, 2002 (Previously Filed);

c) The XX Ranch Contract dated February 1, 2002 (Previously Filed);

d) The Western Oklahoma Contract dated July 8, 2002 (Previously Filed)

e) Gas Purchase Agreement between Devon and Enrich Oil (Previously Filed);

f) Oil Purchase Agreement between Sunoco and Enrich Oil (Previously Filed);

g) Escrow Agreement between the Company and Bill O. Wood (Previously Filed).

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Other Documents

Signature Page

CONSOLIDATED FINANCIAL STATEMENTS

SOVEREIGN CHIEF VENTURES LTD.

ABILENE, TEXAS, U.S.A.

DECEMBER 31, 2002 AND 2001

1.  AUDITORS' REPORT

2.  CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

3.  CONSOLIDATED BALANCE SHEETS

4.  CONSOLIDATED STATEMENTS OF CASH FLOWS

5.  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

#

BEDFORD CURRY & CO.,

CHARTERED ACCOUNTANTS

MICHAEL. J. BEDFORD INC.

FERNANDO J. COSTA INC.

AUDITORS' REPORT

To the Shareholders of Sovereign Chief Ventures Ltd.

We have audited the consolidated balance sheets of Sovereign Chief Ventures Ltd. as at December 31, 2002 and 2001 and the consolidated statements of earnings and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, British Columbia

/s/ BEDFORD CURRY & CO..

May 8, 2003

CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders dated May 8, 2003 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements

Vancouver, British Columbia

/s/ BEDFORD CURRY & CO.

May 8, 2003

CHARTERED ACCOUNTANTS

#

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

Years ended December 31, 2002, 2001 and 2000

                                                                                                                                      Expressed in Canadian dollars

2002

2001

2000

REVENUE

Oil and gas

$82,732

109,757

47,990

Administration fees

-

-

48,083

Other

-

-

4,716

82,732

109,757

100,789

EXPENSES

Wages and benefits

360,593

214,805

116,575

Legal and accounting

281,963

121,229

209,384

Investor relations

170,977

155,523

77,003

Oil and gas production costs

161,009

32,160

-

Office and general

117,976

36,328

49,108

Financing fees

50,000

-

-

Promotion

36,984

23,914

10,360

Depletion and depreciation

35,179

97,777

49,711

Travel and auto

34,749

36,057

52,248

Regulatory fees

25,584

2,236

10,390

Rent

23,227

17,814

10,797

Loss (gain) on foreign exchange

20,959

(37,774)

(20,098)

Telephone

19,663

25,806

35,771

Bank charges and interest (recovery)

(2,499)

485

(9,078)

Consulting

-

40,825

17,014

Management fees

-

-

30,000

1,336,364

767,185

639,185

Net loss before other items

(1,253,632)

(657,428)

(538,396)

OTHER ITEMS

Write down of petroleum and natural gas properties

(489,143)

-

-

Write-off of deposit

-

(374,774)

-

NET LOSS

(1,742,775)

(1,032,202)

(538,396)

Deficit, beginning of year

(3,185,623)

(2,153,421)

(1,615,025)

DEFICIT, end of year

$(4,928,398)

(3,185,623)

(2,153,421)

LOSS PER SHARE [Note 5]

$(0.12)

(0.05)

(0.07)

WEIGHTED AVERAGE NUMBER OF

SHARES OUTSTANDING

14,956,302

12,100,236

7,465,380

#

Sovereign Chief Ventures Ltd.

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

                                                                                                                                       Expressed in Canadian dollars

2002

2001

ASSETS

Current

Cash

$728,408

40,470

Accounts receivable

13,192

140,913

Deferred costs

17,338

-

758,938

181,383

Property and equipment [Note 3]

6,777,469

6,654,554

$7,536,407

6,835,937

LIABILITIES

Current

Accounts payable

$584,700

294,174

Loan payable [Note 4]

500,000

-

1,084,700

294,174

SHAREHOLDERS' EQUITY

Share capital [Note 5]

11,774,610

9,727,386

Treasury shares [Note 6]

(394,505)

-

Deficit

(4,928,398)

(3,185,623)

6,451,707

6,541,763

$7,536,407

6,835,937

APPROVED ON BEHALF OF THE BOARD:

"BILL O. WOOD"

"BRIAN C. IRWIN"

Director

Director

#

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2002, 2001 and 2000

                                                                                                                                     Expressed in Canadian dollars

2002

2001

2000

OPERATIONS

Net loss

$(1,742,775)

(1,032,202)

(538,396)

Add items not affecting cash:

Write down of petroleum and natural gas properties

489,143

-

-

Depletion and depreciation

35,179

97,777

49,711

Write off of deposit

-

374,774

-

Shares issued for finders fees

-

40,825

-

Change in non-cash working capital balances related to operations:

Decrease in accounts receivable

127,722

11,645

(151,242)

Decrease in prepaid insurance

-

2,404

(2,404)

Increase in accounts payable

290,524

126,683

65,725

(800,207)

(378,094)

(576,606)

FINANCING

Issuance of common shares

2,047,224

38,813

685,026

Increase in loan payable

500,000

-

-

Escrow shares issued

-

4,031

-

Decrease in amounts due to shareholders

-

(30,303)

(33,246)

Increase in deferred costs

(17,338)

-

-

Increase in share subscriptions

-

-

711,574

2,529,886

12,541

1,363,354

INVESTING

Acquisition of equipment

(318,525)

(52,986)

(48,116)

Petroleum and natural gas properties:

Proceeds on disposition

-

114,567

-

Exploration costs

(713,739)

(489,765)

(89,456)

Purchase of treasury shares

(9,477)

-

-

Decrease (increase) in deposits

-

734,900

(1,109,674)

Cash, acquired on purchase of subsidiary

-

-

123,024

(1,041,741)

306,716

(1,124,222)

Increase (decrease) in cash

687,938

(58,837)

(337,474)

Cash, beginning of year

40,470

99,307

436,781

CASH, end of year

$728,408

40,470

99,307

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000

                                                                                                                                      Expressed in Canadian dollars

1.  NATURE OF OPERATIONS

Sovereign Chief Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange and the Frankfurt Stock Exchange.

The Company is primarily engaged in the acquisition and exploration of petroleum and natural gas properties in the United States.

At December 31, 2002 the Company had a working capital deficiency of $325,762 (2001: $112,791) and incurred an operating loss of $1,742,775 (2001:  $1,032,202) for the year then ended.  The Company's ability to realize assets at their carrying values and to discharge liabilities in the normal course of its business is dependent on future profitable operations and/or the obtaining of additional debt or equity financing.

The consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in the normal course of business at amounts different from those reflected in these consolidated financial statements.

2.  SIGNIFICANT ACCOUNTING POLICIES

Basis for consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Sovereign Resources Inc., a U.S. Company.

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Petroleum and natural gas properties - The Company employs the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to exploration and development of reserves are capitalized into geographical cost centres.  Such costs include land acquisition costs, geological and geophysical costs, costs of drilling both productive and non-productive wells and related overhead.

Capitalized costs, excluding costs relating to unproven properties, are depleted using the unit-of-production method based on estimated proven reserves, as prepared by an independent engineer.  In the absence of proven reserves, properties are depleted to the extent of net revenues.  For the purposes of the depletion calculation, proven reserves are converted to a common unit of measure on the basis of their approximate relative energy content.

In applying the full-cost method, the Company performs a ceiling test to ensure that capitalized costs net of accumulated depletion do not exceed the estimated future net revenues from production of proven reserves.  The carrying value of the properties is compared annually to estimated future net cash flows from production or proven reserves.  Future net cash flow is estimated using undiscounted value of future net revenues from proven reserves, based on current prices and costs, less estimated future site restoration costs, general and administrative expenses, financing costs, and income taxes.  Cost of acquiring and evaluating unproved properties are initially excluded from deletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred.

Proceeds on disposal of properties are normally applied as a reduction of the capitalized costs without recognition of a gain or loss, except where such a disposal would alter the depletion rate by 20% or more.

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Years ended December 31, 2002, 2001 and 2000

                                             Expressed in Canadian dollars

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred costs - The Company defers certain costs related to future share issuances.

Equipment - Equipment is recorded at cost and depreciated over its estimated useful life using the declining balance method as the following rates:

Well equipment

30%

Office equipment

20%

Computer software

100%

One half of the above rates is applied in the year of acquisition.

Foreign currency translation - The accounts of the non-Canadian subsidiary, which is considered to be dependent on the Company, and transactions of Canadian operations denominated in foreign currencies are translated to Canadian dollars using the temporal method.  Under this method monetary assets and liabilities are translated at current rates of exchange and other assets and liabilities are translated at historical rates of exchange.  Revenues and expenses are translated at average rates of exchange for the year, except for depreciation and amortization which are translated at rates in effect when the related assets were acquired.  All exchange gains and losses are recognized currently in earnings.

Financial instruments - The Company's financial instruments consist of cash, accounts receivable, accounts payable and loan payable.  It is management's opinion the Company is not exposed to significant interest or credit risks, arising from its financial instruments and that their fair values approximate their carrying values otherwise noted.

The Company is exposed to foreign currency risks to the extent that accounts receivable and accounts payable are denominated in U.S. dollars.  The Company does not have foreign exchange hedges in place at this time.

Stock options - Effective January 1, 2002 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants on "Stock-Based Compensation and Other Stock-Based Payments".  These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value.  The Company, as permitted by the new recommendation, has chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees and in accordance with the recommendations will provide certain pro forma information required by the fair value method of accounting for stock options.  The adoption of the new accounting standard has no material effect on the financial statements other than the disclosures described in Note 9.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

Use of estimates - The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Years ended December 31, 2002, 2001 and 2000

                                               Expressed in Canadian dollars

3.  PROPERTY AND EQUIPMENT

Accumulated

depletion and

Net Book Value

Cost

depreciation

2002

2001

Petroleum and natural gas properties

$

6,569,905

154,956

6,414,949

6,575,380

Well equipment

389,982

45,645

344,337

71,346

Office equipment

18,274

4,888

13,386

7,828

Computer software

5,143

346

4,797

-

$

6,983,304

205,835

6,777,469

6,654,554

Allocation of petroleum and natural gas properties:

Unproven reserves

$6,414,949

6,575,380

Proven reserves

-

-

All petroleum and natural gas properties are located in the United States of America.

4.  LOAN PAYABLE

On December 24, 2002 the Company obtained a loan of $500,000 from Quest Investment Corporation ("Quest"), a Company listed on the TSX Venture Exchange.

The loan bears interest at 12% per annum compounded monthly and is secured by a general security agreement over the assets of the Company and a pledge of the Company's subsidiary shares.  Interest is payable monthly and the principal is repayable on the earlier of March 24, 2003, a change in control of the Company, or in the event of default, as defined by the agreement.

The Company also agreed to issue 190,476 shares as a bonus to Quest for the grant of the loan.  See Note 11.

5.  SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares of no par value.  Shares have been issued as follows:

2002

2001

Number

Amount

Number

Amount

Balance, beginning of year

12,590,302

$

9,727,386

11,610,170

$

8,597,117

Shares issued for private placement

4,620,000

2,180,750

371,143

1,046,600

Shares issued for finders fee

112,000

-

37,114

40,825

Warrants exercised

-

-

168,750

38,813

Escrow shares issued

-

-

403,125

4,031

Share issuance costs

-

(133,526)

-

-

Balance, end of year

17,322,302

$

11,774,610

12,590,302

$

9,727,386

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Years ended December 31, 2002, 2001 and 2000

                                                                                                                                         Expressed in Canadian dollars

5.  SHARE CAPITAL (continued)

Options and warrants - The Company has issued stock options to directors and employees and stock warrants as follows:

Outstanding

Outstanding

Exercise

Dec. 31,

Expired or

Dec. 31,

Price

2001

Additions

Exercised

cancelled

2002

Expiry date

Options:

$3.00

12,000

-

-

-

12,000

May 29, 2005

$0.90

610,000

-

-

(310,000)

300,000

Oct. 16, 2005

$0.90

100,000

-

-

(100,000)

-

Nov. 28, 2005

$0.90

496,000

-

-

(300,000)

196,000

May 17, 2006

$0.50

-

150,000

-

-

150,000

January 3, 2007

$0.45

-

300,000

-

-

300,000

January 31, 2007

$1.06

-

300,000

-

-

300,000

May 16, 2007

$1.00

-

300,000

-

-

300,000

May 29, 2007

1,218,000

1,050,000

-

(710,000)

1,558,000

Warrants:

$0.45

-

3,130,000

-

-

3,130,000

January 31, 2003

$0.50

-

270,000

-

-

270,000

February 25, 2003

$0.64

-

200,000

-

-

200,000

March 7, 2003

$0.95

-

1,050,000

-

-

1,050,000

May 17, 2003

-

4,650,000

-

-

4,650,000

Loss per share - Loss per share has been calculated using the weighted-average number of shares outstanding during the year.  Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

6.  TREASURY SHARES

On September 26, 2002 the TSX Venture Exchange accepted the sale of the Company’s 5% working interest in the Brookshire Dome Project for 750,000 shares of the Company held by the purchaser.

7.  RELATED PARTY TRANSACTIONS

During the year the Company had the following related party transactions:

a)

Wages and benefits includes $227,946 (2001:  $107,562) paid to a director of the Company.

b)

Legal fees of $149,866 (2001:  $50,024) were paid to a law firm of which a partner is a director of the Company.

Accounts payable includes $18,440 due to the law firm.

c)

Accounts receivable includes $1,106 (2001:  accounts payable $45,408) due from Indwell Resources Inc., a company controlled by a director of the Company.

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Years ended December 31, 2002, 2001 and 2000

                                                                                                                             Expressed in Canadian dollars

8.  CONTINGENT LIABILITY

Claims filed against the Company - In February 2002 and in June 2002, certain shareholders filed claims against the Company for unspecified damages relating to the Company's stock price and breach of contract.  The Company has countered by filing motions to dismiss and management is of the opinion that the claims are totally without merit.

9.  STOCK-BASED COMPENSATION

As described in Note 2 the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with regards to stock-based compensation.   Accordingly, no compensation expense has been recognized for options granted during the period.  Section 3870 of the CICA Handbook requires pro forma disclosures of net loss and net loss per share, as if the fair value based method of accounting for employee stock options had been applied.  The Company used the Black-Scholes option valuation model to value the stock options granted during the  quarter.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  The model requires management to make estimates which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.  For purposes of the calculation and the pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model:

Risk free interest rate

4.5%

Expected dividend yield

0%

Expected stock price volatility

90%

Expected life of options

5 years

The Company's net loss and loss per share on a pro forma basis would have been restated as follows:

Net loss for the the year ended December 31, 2002, as reported

$

(1,742,775)

Compensation expense related to the fair value of stock options

(623,634)

Pro forma net loss for the year ended December 31, 2002

$

(2,366,409)

Basic loss per share, as reported

(0.12)

Pro forma basic loss per share

(0.16)

10.  INCOME TAXES

The company has non-capital loss carry-forwards and allowances in respect of resource development costs which, subject to certain restrictions, are available to be offset against future taxable income.  Future benefit of these losses and allowances has been offset by a valuation allowance.

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Years ended December 31, 2002, 2001 and 2000

                                                                                                                                     Expressed in Canadian dollars

11.  SUBSEQUENT EVENTS

Loan Payable - On January 8, 2003 the Company issued 190,476 common shares to Quest Investment Corporation as a bonus for the loan payable described in Note 4.  On February 11, 2003 the Company repaid the outstanding loan amount.

Expiry Date Extension - On January 16, 2003 the Company received approval from the TSX Venture Exchange ("TSX") to extend the expiry date of 3,130,000 warrants issued from January 31, 2003 to January 31, 2004.

The Company also received approval to amend the exercise price of 1,396,000 stock options held by directors and officers from prices ranging from $0.90 to $1.06 to $0.45 per option.

On March 2, 2003 the TSX approved the Company's request to extend the expiry date of 270,000 share purchase warrants from February 25, 2003 to February 25, 2004 and 200,000 share purchase warrants from March 7, 2003 to March 7, 2004.

Public Offering -  On February 7, 2003, the Company closed an offering of 5.43 million units at 35 cents per unit by way of a short-form offering document for proceeds of $1,900,500.  Each unit consisted of one common share and one warrant exercisable to acquire one additional common share at a price of $0.38 for a period of two years.

The agent received a 7.5% cash commission on the aggregate proceeds received and a $5,000 administration fee.  The agent also received agent's options equal in number to 15% of the aggregate number of units sold.  Each agent's option entitles the agent to purchase one additional common share of the Company at $0.38 per share for two years from closing.

The proceeds of the offering combined with existing working capital will repay the financing described in Note 4.

Stock Options - On March 27, 2003, the Company granted 300,000 incentive stock options.  Each option entitles the holder to purchase one common share at the price of $0.30 per share up to March 26, 2008.  The options are subject to regulatory approval.

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States ("US GAAP"), in all material respects, except as noted below:

(Expressed in Canadian Dollars)

2002

2001

2000

Net loss as reported in accordance with Canadian GAAP

$

(1,742,775)

(1,032,202)

(538,396)

Adjustments

Foreign currency translation

20,959

(37,774)

(20,098)

Net loss as reported in accordance with U.S. GAAP

$

(1,721,816)

(1,069,976)

(97,823)

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2001,  2000 and 1999

                                                                                                                                      Expressed in Canadian dollars

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

Foreign currency translation - Under U.S. GAAP, the functional currency for the Company's foreign subsidiary is the local currency.  Accordingly, the current rate method of foreign currency translation is required to be used for conversion into Canadian dollars.  All assets and liabilities are translated into Canadian dollars at the rate prevailing on the balance sheet date.  Shareholders equity accounts are translated using the prevailing rates on the transaction dates and revenues and expenses are translated using the average rate for the year.

Translation adjustments resulting from foreign currency translations are recorded as a separate component of the shareholders equity section on the balance sheet.

Oil and Gas Properties - Under U.S. GAAP, the ceiling test under the full cost method performed for each cost centre by comparing the net capitalized cost to the present value of the estimated future net revenues from production of proved reserves is calculated using a discount rate of 10%, net of the effects of future costs to develop and produce proven reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes.  Any excess capitalized cost are expensed in the period to which they relate.  The difference had no material consequences as the Company does not have any proven reserves.

Stock based compensation  -  Under U.S. GAAP, Compensation expense must be considered for all stock options granted requiring the Company to utilize both the intrinsic value-based and the fair value based methods of accounting and reporting stock-based compensation.  No recognition is required under Canadian GAAP.  The Company would elect to apply Accounting Principles Board Opinion No. 25 as interpreted by FASB Interpretation No. 44 in accounting for its stock options and accordingly no compensation cost has been recognized.  The Company would have recorded the following values had compensation expense been determined using the fair value method at the grant dates for the stock options:

(Expressed in Canadian Dollars)

2002

2001

2000

Net loss as reported

$

(1,742,775)

(1,032,202)

(538,396)

Compensation expense related to the fair value of stock options

(623,634)

(340,752)

(1,941,900)

Pro forma net loss for the year ended

(2,366,409)

(1,372,954)

(2,480,296)

Pro forma basic loss per share

$

(0.16)

(0.11)

(0.33)

The foregoing information is calculated in accordance with the Black-Scholes option pricing model, using the following data and assumptions:

Risk free interest rate

4.5%

Expected dividend yield

0%

Expected stock price volatility

90%

Expected life of options

5 years

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd.

Registrant

Dated:  January 22, 2004                Signed:  /s/ Bill O. Wood

                                                Bill O. Wood, President

#