Form 20-F
period 2003-12-31
SOVEREIGN CHIEF VENTURES LTD
filed 2004-09-03
CIK 1214910

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

___

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

_X_

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

OR

____

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from __________ to _______________

Commission file number: 000-50169

Sovereign Chief Ventures Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 300, 333 Cedar Street, Abilene, Texas, 79601

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

27,338,278

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

Index to Exhibits on Page 78

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

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Directors and Officers

Name	Position	Business Address

Bill O. Wood	President and Director	333 Cedar Street, Suite 300, Abilene, Texas 79601
Alfred E. Turton	Director	2208 Yewbrook Place Vancouver BC V6P 6K4
Gary Moores	Director	111 S. Main Eufaula, OK 74432

Bill D. Saxon	Director	500 Crescent Court, Suite 270 Dallas, Texas 75201
Larry M. Van Hatten	Director	1650 West 1st Avenue, Vancouver, British Columbia V6J 1G1

Brian C. Irwin	Corporate Secretary	10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T2

The Company’s auditor is Bedford Curry & Co. Bedford Curry & Co. is located at 1281 West Georgia Street, Suite 801, Vancouver, B.C. V6E 3J7. Bedford Curry and Co. is a member of the Canadian Institute of Chartered Accountants. The telephone number for Bedford Curry & Co. is 604-689-4352 and the contact person is Michael J. Bedford, C.A. The Company banks with State National Bank which is located at 1049 North Third Street in Abilene, Texas. The zip code for State National Bank is 79601. The telephone number for State National Bank is 915-676-3800 and the contact person is Jim Fitzhugh. The Company’s Canadian legal advisor is Brian Irwin who is associated with DuMoulin Black. DuMoulin Black is located at 595 Howe Street, 10th Floor, Vancouver, British Columbia V6C 2T5 CANADA. The telephone number for DuMoulin Black is 604-287-1224.  A.B. Korelin and Associates, Inc. acts as a consultant to the Company in matters relating to shareholders.  The contact person at A.B. Korelin and Associates, Inc. is Alexander Korelin.  Mr. Korelin can be reached at 360-891-7114. His office is located at 108 S.E. 124th Avenue, Vancouver, Washington 98684.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2003, 2002, and Fiscal 2001, ended December 31st was derived from the financial statements of the Company which have been audited by Bedford Curry & co., Independent Auditors, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data set forth for Fiscal 2000 and Fiscal 1999, ended December 31st are derived from the Company's audited financial statements which are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian and United States Generally Accepted Auditing Standards (GAAS) and Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnote #14 to the financial statements. All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/03	12/31/02	12/31/01	12/31/00	12/31/99

Revenue	$381	$82	$110	$111	$0
Net Income (Loss)	($2,813)	($1,742)	($1,032)	($538)	($99)
Net Income (Loss) Per Share	($0.13)	($0.12)	($0.09)	($0.07)	($0.03)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	22,130	14,956	12,100	7,465	3,261
Working Capital	$637	($325)	($113)	($1,166)	$402
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$6,656	$6,451	$6,542	$7,490	$339
Total Assets	$6,807	$7,536	$6,836	$7,688	$437
US GAAP Net Loss	($2,761)	($2,366)	($1,372)	($2,480)	($98)
US GAAP Loss Per Share	($0.15)	($0.16)	($0.11)	($0.33)	($0.03)
US GAAP Wtg. Avg. Shares	18,965	14,956	12,100	7,465	3,261
US GAAP Equity	$6,604	$6,430	$6,506	$7,473	N/A
US GAAP Total Assets	$6,755	$7,515	$6.800	$7,671	N/A

1. Cumulative U.S. GAAP deficit since inception of the development stage has been ($7,808,802) to December 31, 2003.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31st, the range of high and low rates for the period.

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

Table No. 3

Canadian Dollar/U.S.Dollar

	Average	High	Low	Close

Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Year Ended 12/31/00	$1.48	$1.56	$1.44	$1.50
Year Ended 12/31/99	$1.48	$1.53	$1.44	$1.44

Three Months Ended 6/30/04	$1.36	$1.40	$1.31	$1.34
Three Months Ended 3/31/04	$1.33	$1.35	$1.27	$1.31
Three Months Ended 12/31/03	$1.30	$1.35	$1.29	$1.29
Three Months Ended 9/30/03	$1.38	$1.41	$1.34	$1.35
Three Months Ended 6/30/03	$1.39	$1.48	$1.33	$1.36
Three Months Ended 3/31/03	$1.50	$1.58	$1.47	$1.47
Three Months Ended 12/31/02	$1.57	$1.59	$1.55	$1.58
Three Months Ended 9/30/02	$1.58	$1.60	$1.51	$1.59
Three Months Ended 6/30/02	$1.54	$1.60	$1.51	$1.52
Three Months Ended 3/31/02	$1.60	$1.61	$1.58	$1.60

July 2004	$1.32	$1.34	$1.31	$1.33
June 2004	$1.36	$1.38	$1.34	$1.34
May 2004	$1.38	$1.40	$1.36	$1.37
April 2004	$1.34	$1.37	$1.31	$1.37
March 2004	$1.33	$1.35	$1.31	$1.31
February 2004	$1.33	$1.34	$1.31	$1.34

The Exchange Rate was $1.29 on December 31, 2003, and $1.33 on July 31, 2004.

Statement of Capitalization and Indebtedness – Not Applicable

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

Sovereign Chief Ventures Ltd. will require additional financing to complete its business plan and If this additional financing is not obtained the Company could have to cease operations:

Management of Sovereign Chief Ventures’ management intends to carry out exploration on certain of their properties during the current fiscal year as well as investigate the acquisition of additional exploration properties. Bill Wood, Company President, and management anticipate requiring additional funding to complete these plans, including $700,000 for drilling in the remainder of 2004 and $2,000,000 for property exploration and general expenses for fiscal 2005. There is no assurance that they will be able to obtain the required financing to accomplish this work.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations. Any additional funding may be available at a price that is substantially lower than that paid by other shareholders of Sovereign Chief Ventures Ltd. which could cause excessive dilution to current shareholders of the Company. If the Company is unable to obtain additional financing at a price and/or time acceptable to management, it would have a negative effect on its operations.

Commodity prices may not support corporate profit and if this situation arises and continues for an extended period of time the Sovereign Chief Ventures Ltd. could have to cease operations:

The oil and gas industry is intensely competitive and there is no assurance that, even if commercial quantities of resources are discovered and developed, a profitable market will exist for the sale of same.  Factors beyond the control of the management of Sovereign Chief Ventures Ltd. may affect the marketability of any substances discovered.  The price of oil and gas are volatile over short periods of time, and these prices are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved recovery techniques, as well as changes to government regulations. Commodity prices below the Company’s economic threshold could force Sovereign Chief to shut unprofitable wells or to cease operations.

The operations of Sovereign Chief Ventures Ltd. are subject to substantial environmental regulations and if the required environmental regulations are not met, the Company could have to cease operations:

The current and anticipated future operations of Sovereign Chief Ventures Ltd. require permits from various federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining and petroleum industry.  Exploration activities done by employees, subcontractors or partners of Sovereign Chief Ventures Ltd. are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. All permits which Sovereign Chief Ventures Ltd. or its partners may require for future exploration may not be obtainable on reasonable terms and could have an adverse effect on any project which the Company might undertake or participate.

Failure by Sovereign Chief Ventures Ltd. personnel or those companies and personnel engaged to operate its oil and gas projects to comply with applicable laws, regulations and permitting requirements could very well result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. For additional information concerning laws and regulations which govern the Company and its partner’s operations, see the discussion under Item 4, “Government Regulation”.

Amendments to current laws, regulations and permits governing operations and activities of natural resource companies, or more stringent implementation thereof, could have a material adverse impact on Sovereign Chief Ventures Ltd.

The current oil and gas operations of Sovereign Chief Ventures Ltd. are operated by others which makes the Company substantially dependent upon third parties and this dependence could result in negative operational and financial consequences to it:

For all of the oil and gas projects in which the Company has a working interest or a royalty interests, particularly the Lasley and North Foss Projects in Oklahoma and the XX Ranch Project in Texas, other companies serve as the operator of the wells on the project. The operator is responsible for the supervision of drilling, completion and production operations on each property. The success of the operations on each property largely depends upon the operator correctly performing its obligations. The Company has little to no control over the timing and extent of the operations on any of its properties. The failure of the operator to fulfill its obligations could result in negative operational and financial consequences to the Company, including restricted cash-flow and additional costs being charged to the Company.

Sovereign Chief Ventures Ltd. has a history of net losses if this situation does not change the Company will have to cease operations:

Sovereign Chief Ventures Ltd. has had net losses since August 12, 1987 (date of incorporation).

Under US GAAP, in Fiscal 2003, ended December 31st, the Company had a net loss of ($2,761,506); In Fiscal 2002, ended December 31st, the Company had a net loss of ($1,722,864); In Fiscal 2001, Ended December 31st, the Company had a net loss of ($1,068,247). The cumulative net loss from date of incorporation to December 31st, 2003 has been ($7,713,970).

The Company must begin to obtain profits or it will have to cease operations.

Sovereign Chief Ventures Ltd. is subject to foreign currency fluctuations and adverse exchange rates could have a negative effect on the Company’s operations:

At the present time, all of the Company’s operating activities are carried on in the United States through its oil and gas operations in Texas and Oklahoma.  Accordingly, it is subject to risks associated with fluctuations in the rate of exchange between the Canadian dollar and United States dollar. The Company is currently not engaged in currency hedging to offset any risk of exchange rate fluctuation and currently has no plans to engage in currency hedging. Any major fluctuations in currency rates could have a negative effect on Sovereign Chief’s operations and financial condition.

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

Sovereign Chief Ventures Ltd. has no employment contracts or insurance on pertaining to Mr. Wood. If the Company were to lose the services of Mr. Wood, it would have an adverse effect on the Company and its operations.

Sovereign Chief Ventures Ltd. is classified as a “penny stock” in the United States and this constrains the ability of investors to buy and sell its common stock.

Sovereign Chief’s stock is subject to “penny stock” rules as defined by regulators in the United States.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

The low level of trading volume for the common stock of Sovereign Chief Ventures Ltd. can make its purchase or sale difficult for investors:

The lack of trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares. The limited daily trading activity in Sovereign Chief’s stock can make it difficult for investors to readily sell their shares in the open market or to purchase additional shares.

It is difficulty for U.S. investors to effect service of process and enforce judgments against Sovereign Chief Ventures Ltd:

The Company is incorporated under the laws of the Province of British Columbia, Canada.  Certain of the Company’s directors and officers are residents of Canada.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts under U.S. Securities Laws. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

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

There is a possibility that Sovereign Chief Ventures may not be able to continue as a going concern:

Sovereign Chief Ventures had a working capital deficit at the conclusion of Fiscal 2002, 2001 and Fiscal 2000. Additional financing and access to capital is necessary for the Company to continue its operations and meet its obligations. Management estimates that property exploration and administrative expenses will total $2,000,000 for 2005. If additional financing is not obtained the Company could have to reduce or cease operations.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

The Company’s name is “Sovereign Chief Ventures Ltd.”. The Company conducts business in the United States through its wholly-owned subsidiary “Sovereign Resources Inc.”.

The Company’s executive office is located at:

333 Cedar, Suite 300, Abilene, Texas 79601

Telephone: (325) 676-8500

E-Mail: info@schiefv.com

The Company currently rents approximately 700 square feet of office space in Abilene on a month-to-month lease for US$530 per month.

The contact person in Abilene, Texas is: Mr. Bill O. Wood, President.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "SCV".

The Company has 100,000,000 common shares without par value authorized.  At 12/31/2003, the end of the Company's most recent fiscal year, there were 27,338,278 common shares issued and outstanding.

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

Currently, the Company is focusing its efforts on exploration and production of oil and gas from its Lasley and North Foss projects in Western Oklahoma. The Company is not the operator of either project and takes no active role in the operation or management of either property. The Company is, therefore, largely dependent upon the operational decisions made by the individual operators of each project and has limited contribution and participation in decisions affecting those projects.

The Company has no current plans to conduct operations on any of its other properties and management will evaluate those properties for further exploration as funds and personnel become available. In addition, the Company has no plans to acquire any additional properties until the development of its Oklahoma projects are completed.

The Company acquired its interests in a majority of its projects, including both the Lasley and North Foss projects, from non-arms length parties. Management does not believe the non-arms length acquisition of these interests poses a risk to shareholders. The acquisitions were made from entities not directly related to management at this time. Additionally, such acquisitions are not uncommon in the oil and gas industry. Management believes that the acquisition costs of the projects was fair and within industry standards and compare favorably to prices paid by other, non-arms length parties for similar interests.

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

In December 2001, the Company acquired a 50% working interest (40% net revenue interest) in the XX Ranch Project (formerly known as the “Morris Heirs Project”) in northwest Coleman County, Texas. Consideration was US$150,000 cash, which included the estimated costs for drilling the first well and the proportionate share of all land, legal and geological costs. The Company’s Working Interest in this project was subsequently sold and transferred to other parties in 2003 and 2004.

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

Plan of Operations

As of December 31, 2003, the end of the Company’s most recently completed fiscal year, the Company had a working capital position of $637,368. As of March 31, 2004, the end of the most recent interim period, the Company had a working capital balance of $432,356.

During Fiscal 2003, the Company completed two private placements of its common stock for gross proceeds of $3,205,500.  These private placements are summarized below:

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

In order to complete the acquisition of the Lasley project in Western Oklahoma and for drilling and/or completion costs of the current wells at the XX Ranch project, the Company received a Bridge Loan of $500,000 (Canadian) from Quest Investment Corporation of Vancouver, British Columbia. Quest is a publicly held Corporation traded on the TSX Venture Exchange which is arms-length to the Company. The loan is repayable from the proceeds of the public offering in Canada announced on December 5, 2002 as described above or any other financing completed by the Company , and calls for interest at 12% per year , due March 23, 2003 or sooner upon completion of a financing by the Company. The loan is guaranteed by Sovereign Resources and secured by a pledge of the shares of Sovereign’s subsidiary company, Sovereign Resources Inc . A bonus of 10% of the amount of the loan , or $50,000, was paid to Quest in the form of 190,476 common shares of Sovereign at a deemed price of $0.2625 per share as allowed under TSX Venture Exchange loan regulations. On February 11, 2003, upon completion of a public offering of its common shares, the Company repaid the loan in full.

For 2004, the Company currently estimates that it will participate in the drilling of at least 8 new wells,, all on its Oklahoma projects. The Company’s share of costs for these wells is estimated to be $1.184 million dollars. As of July 2004, 5 of these wells have been drilled, all on the Lasley Project. To fund the drilling of additional wells, the Company announced it intention to issue up to US$300,000 in convertible notes, with the notes convertible into common shares at a price of $0.26 for a period of one year. For additional information regarding the Company’s capital and anticipated needs, see Item 5, “Liquidity and Capital Resources”

Government Regulation

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

How Acquired

The Company originally acquired a 30% interest in leases comprising 4,480 acres through its agreement with Saxon Oil. The acquisition is considered to be non-arms length as Bill Saxon, Director of Sovereign, is a former Director and Officer of Saxon Oil. The non-arms length transaction was conducted with full disclosure, including the submission and filing of all relevant information with the TSX Venture Exchange for review of the transaction. The price was based upon similar transactions made by other companies within the oil and gas industry as reviewed by management. Therefore, management believes the price was fair and equal to that paid by other companies for a similar interest.

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

Current and Future Exploration Plans

To date, 9 wells have been drilled on the project. The wells, the name of the operator, and the Company’s current Working Interest in each well are as follows:

Name of Well	Well Operator	Company’s Working Interest (%)	Date of Completion

Kardokus A1-10	Chesapeake	2.29%	2/14/2003
Alley Cat 1-14	Chesapeake	1.00%	9/04/2003
Kardokus 3-10	Western	17.92%	8/22/2003
Tiger 2-15	Western	8.96%	12/18/2003
King 1-32	Cimarex	3.11%	2/24/2004
Rosser 1-11	Questar	1.31%	3/16/2004
Sheward 1-31	Cimarex	4.00%	4/01/2004
Stray Cat 1-14	Chesapeake	2.60%	6/09/2004
Kardokus 4-10	Western	10.50%	8/02/2004

All of the above wells are now producing natural gas except the Kardokus 4-10, which was recently drilled and is awaiting completion. To date, the Company has received revenue from the first 4 wells and is awaiting the start of revenue from the second 4 wells, all of which recently began production. The wells currently have no reported reserves; However, reserve studies are underway on the first 4 wells and will be reported as they become available. The Company expects the other completed wells, and any future wells, will also be subject to reserve studies as soon as possible.

Three additional wells are planned to be drilled on the Lasley Project during the remainder of 2003. These wells are listed below:

Name of Well	Well Operator	Company’s Estimated Working Interest (%)	Estimated Date of Completion

Kardokus 5-10	Western	12.92%	August 2004
Williams 2-9	Western	12.50%	November 2004
Kardokus 6-10	Western	12.92%	December 2004

North Foss Prospect

On November 13, 2003, the Company announced that it had signed a participation agreement with Saxon Oil Company of Dallas to purchase a 50% joint venture interest in the North Foss prospect located in Custer County, Oklahoma. The prospect covers approximately 3,200 acres and Western Oil and Gas serves as the operator. Currently, the Company expects Western to commence exploration on the prospect during 2004. This program will include the drilling of at least one well which is expected to be drilled in September. The Company has a 32.865% working interest in this first well, although management intends to investigate the sale of a portion of its working interest to other parties in order to fund its share of future exploration on the project. To date, the Company has paid $354,000 in lease, landman and seismic costs on North Foss. However, half of this amount will be refunded to the Company once the first well begins drilling.

XX Ranch Project

The XX Ranch Project (formerly known as the “Morris Heirs Project”) covers 8,000 acres located in northwest Coleman County, Texas. The Company formerly held a Working Interest in the project but due to management’s decision to concentrate its efforts and available funds on its Oklahoma projects, it recently disposed of its direct interest but retains a minor override interest in the project.

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

During 2003, the Company disposed of its Working Interest position. A portion of the interest was sold to Richard Mayer while the remainder was granted to Michael A. Parsons as settlement of a lawsuit. The Company retains a minor override interest in the project.

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

Current and Future Exploration Plans

The operator on the XX Ranch Project is Enrich Oil Corporation located in Abilene, Texas. With the disposal of its working interest position, the Company has no further commitments regarding the project.

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

Item 5.  Operating and Financial Review and Prospects

Overview

The following discussion of the results of operations of the Company for the fiscal years ended December 31, 2001, December 31, 2002 and December 31, 2003 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The effects of inflation and price changes have not had a material impact on the Company’s income or net sales revenue during the past three years.

The Company’s consolidated financial statements were prepared on a going concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.  As at December 31, 2003, the Company had a cumulative loss of ($7,713,970).  The Company’s ability to continue as a going concern is dependent upon the Company raising sufficient finds by way of equity financing and increased cash flow from operations.

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

Results of Operations

The Company has revenue producing oil and gas wells in Texas and Oklahoma.  Revenues from oil and gas operations were $109,757 in fiscal 2001, $82,732 in fiscal 2002, and $381,598 in fiscal 2003. The balance of the Company’s interests is in the exploration stage with no offsetting revenues to sustain its exploration activities.  The Company expects to have additional cash flow once new gas lines are installed on wells completed on the Lasley Project.  The amount of additional cash flow is dependent on a number of factors including commodity prices and timing of installation.

The following is a table of the Company’s net Natural Gas and Crude Oil production after royalties for each of the last 3 fiscal years ended December 31.

Fiscal Year	Natural Gas (mcf)	Crude Oil (bbls)

2001	2,089	2,450
2002	14,035	2,294
2003	52,119	1,660

The following is a list of all the wells in which the Company has an interest as of August 17, 2004.

	Producing Wells				Shut-in Wells
	Crude Oil		Natural Gas		Crude Oil		Natural Gas
Project	Gross	Net	Gross	Net	Gross	Net	Gross	Net

XX Ranch*	-	-	-	-	-	-	-	-
Jones County	3	0.09	-	-	-	-	-	-
Lasley	-	-	9	0.5169	-	-	-	-
Nail Ranch	-	-	2	0.275	5	0.6875	-	-

Total	3	0.09	11.7919		5	0.6875	-	-

*The Company formerly held a working interest in the XX Ranch project, but has since disposed of its direct interest.

No reserves have been established for any of the properties in which the Company has an interest. However, reserve studies for the producing Lasley natural gas wells are being prepared and are expected to be available during the third quarter of 2004.

Fiscal 2003 ended 12/31/2003 vs. Fiscal 2002 ended 12/31/2002

During the year, the Company’s partners completed the first 4 natural gas wells on the Lasley project in Oklahoma. The Company also received the right to acquire a 50% interest in the North Foss prospect in Okalahoma through a participation agreement with Saxon Oil.

The net loss for the year ended December 31, 2003 was ($2,813,922), or ($0.13) per share, compared to a net loss of ($1,742,775), or ($0.12) per share, for fiscal 2001.

Oil and Gas revenue for the year totaled $381,598 compared to $82,732. The higher revenue was attributable to the drilling and completion of the first 4 natural gas wells on the Lasley project.

Expenses totaled ($1,319,271), which was down slightly from the ($1,336,364) in the prior year. Large changes in expenses occurred in Depletion and Depreciation, which rose to ($294,440) from ($35,179) due to higher levels of oil and gas production; Wages and Benefits, which fell to ($218,559) from ($360,593) due to fewer employees during the current year; Loss on Foreign Exchange of ($134,855) compared to ($20,959) due to unfavorable changes in the US/Canadian dollar exchange rate; Investor Relations, which fell to ($66,945) from ($170,977), Office and General, which fell to ($31,493) from ($117,976), and Promotion, which fell to ($15,154) from ($36,984), as the Company actively worked to reduce expenses in these areas.

Also in the year, the Company recorded ($1,876,249) for the impairment of 3D seismic data which contributed to the higher net loss.

During the year, 9,780,000 common shares were issued pursuant to private placements for proceeds of $3,205,500; 190,476 were issued for financing fees at a deemed value of $50,000; and 45,500 common shares were issued for finder’s fees. The Company also granted stock options to purchase 300,000 shares at $0.30 per share expiring March 26, 2008.

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

The working capital of the Company at 12/31/03 was $673,368. As of March 31, 2004, the working capital position was $432,356. The Company intends to participate in the drilling of 1 well on the North Foss project in 2004. The Company has contributed $354,000 for the drilling of this well, and will receive a refund of half this amount when drilling commences. It will also participate in the drilling of 3 new wells on the Lasley project at an expected total cost of about $700,000. Management expects to meet these drilling commitments and its expected 2004 corporate expenses through a combination of cash-on-hand, the North Foss refund, cash flow from oil and gas production, and a recently announced US$300,000 convertible note issue.

For Fiscal 2005, the Company estimates its exploration expenditures to be $1,524,000 and monthly Administrative Expenses to be $37,500, or $450,000 for the year. To meet its future corporate and exploration expenses, management anticipates the Company will be required to raise additional funds through the private placement of additional common shares and/or convertible debt securities. The timing and amount of such placements will be affected by market conditions as well as the cash flow received from previously drilled wells. 4 recently drilled wells on the Lasley project have now been completed and are flowing natural gas but the Company has not yet received any funds from the sale of this production. Revenue from these wells is expected to be recorded beginning in the third and fourth quarters of 2004.

Fiscal 2003 ended 12/31/2003

The working capital of the Company at 12/31/03 was $673,368. Cash used by Operating Activities totaled ($1,213,088), including the Net Loss of ($2,813,922). Large non-cash items included the Provision for Impairment of 3D seismic data of $1,876,249, Depletion and Depreciation of $294,440 and Stock-based compensation of $54,059. Financing Activities provided cash of $2,463,345, with $2,946,007 provided by the Issuance of Common Shares and ($500,000) cash used to repay a Loan Payable. Investing Activities used cash of ($1,443,703) with Exploration Costs using cash of ($1,537,789). The Company’s cash position decreased by $193,446 during the year, with cash on hand at the end of the fiscal year totaling $534,962.

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

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations.

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

As a result of the adjustments, total assets under U.S. GAAP as at December 31, 2003 would have increased to $6,859,976 and to  $7,557,366 at December 31, 2002 and decreased to $6,799,890 for the year ended December 31, 2001.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote 10 to the financial statements.  The value of the Canadian Dollar in relationship to the U.S. Dollar was 1.29 as of December 31, 2003.

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

Item 6.  Directors, Senior Management and Employees

Table No. 5 lists as of 8/13/2004 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents and citizens of Canada except for Bill O. Wood, President, who lives in Abilene, Texas and Bill Saxon, who lives in Dallas, Texas.

Table No. 5

Directors

Name	Age	Date of Appointment

Bill O. Wood (1)	49	March 31, 2002
Alfred E. Turton (1)	74	January 31, 2002
Bill D. Saxon (1)	74	June 17, 2002
Larry M. Van Hatten	56	June 17, 2002
Gary Moores	60	July 6, 2004

(1) Member of the Audit Committee.

Table No. 6 lists, as of 8/13/2004, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens and residents of Canada, except for Bill O. Wood, President, who resides in Abilene, Texas.

Table No. 6

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

From 1978 to 1998, Mr. Wood was Vice-President of Westwood Energy Inc. and from 1998 to 2000 he was President of Indwell Resources, both of which were oil and gas exploration companies. From October 1997 to April 1998, he was also President of Phrygian Mining Corporation, a public company traded on the TSX Venture Exchange which was seeking to acquire oil and gas assets. Mr. Wood is a graduate of Hardin Simmons University in Abilene, Texas, with a degree in Art Education.

Alfred E. Turton – Mr. Turton, is a founder of Canaccord Capital Corporation, a stockbrokerage firm headquartered in Vancouver, British Columbia Canada and is a Director of the Company. He brings to the board more than 35 years of financing and business experience. He is an investor in emerging companies through AE Turton Investments, a private investment company.

Brian C. Irwin – Mr. Irwin was educated at the University of British Columbia where he received his B.A. in 1962 and his LLB. in 1965. He is a former Director of the Company and is currently the Corporate Secretary.

Mr. Irwin is a partner with DuMoulin Black in Vancouver, British Columbia, where he practices corporate, securities and natural resource law with a focus on mining and corporate finance.  He is a former chairman of the natural resources subsection of the British Columbia branch of the Canadian Bar Association.

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

He also currently acts as an officer and/or director of other TSX Venture Exchange traded companies including Corporate Secretary of Callinan Mines; a Director of Jaguar Resources; a Director of Touchstone Resources Ltd.; a Director of Landore Resources Inc.; a Director of Energulf Resources Inc.; and as a Director of Goldbelt Resources Ltd.

Larry M. Van Hatten – Mr. Van Hatten received his CA degree in 1975, has been a Partner of Ellis Foster, an accounting firm located in Vancouver, British Columbia Canada since 1975. He is currently the Managing Partner of that firm.

Mr. Van Hatten was on the Board of the B.C. Children’s Hospital Foundation for 10 years and was Chairman of the Foundation from 1996 – 1999.  He received the 2000 Community Service Award in Vancouver, British Columbia for his outstanding work with the Foundation. He also served on the executive committee of Moore Stephens North America Inc from 2000 to 2003.

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

Gary Moores – Mr. Moores is a Director of the Company. He been in the oil and gas business since 1978 and is currently the Owner of MV Pipeline Company, an operator of gathering lines in Oklahoma; Owner and President of G.M. Oil Properties Inc., a private company which operates 150 gas wells in the Arkoma Basin of Oklahoma; and is Owner and President of Concorde Resources Corp., a marketer of natural gas. He is a graduate of Northeastern State University in Tahlequah, Oklahoma, with a degree in Economics and Business Administration.

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

The Company grants stock options to Directors, Executive Officers and employees; refer to ITEM #10, "Stock Options".

Table No. 6(a)

Summary Compensation Table

(All Figures in Canadian Dollars unless otherwise noted.)

Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Award(s)	Options Granted	All Other Compensation

Bill O. Wood President & CEO	2003 2002 2001	$ 67,000 $ 64,500 $180,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 146,000	$8,518 (1) Nil Nil

(1) Other Compensation for Mr. Wood includes Medical Insurance premiums paid by the Company.

Except for the stock option program discussed in ITEM #12, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

No funds were set aside or accrued by the Company during Fiscal 2003 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Audit Committee

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee is composed of three Directors, one of whom is not an officer of the Company. The current members of the Audit Committee are: Larry Van Hatten, Alfred Turton, and Bill Saxon.  The Audit Committee met once during Fiscal 2002 and once in Fiscal 2003.

A copy of the Audit Committee Charter for the Company has been filed as an exhibit to this annual report.

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

Table No. 7 lists, as of 8/13/2004, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent Of Class

Common	Bill O. Wood	(1)	2,732,347	9.87
Common	Alfred E. Turton	(2)	903,334	3.23
Common	Brian C. Irwin	(3)	312,000	1.13
Common	Bill D. Saxon	(4)	933,334	3.32
Common	Larry M. Van Hatten	(5)	305,000	1.10
Common	Gary Moores	(6)	333,500	1.20

	Total Directors/Officers		5,519,515	18.60%

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

(6)

Of these shares, 335,000 represent currently exercisable share purchase options.

Based on 27,328,278 shares outstanding as of August 13, 2004 and stock options and share purchase warrants held by each beneficial holder exercisable within sixty days.

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of one persons/companies who beneficially owns 5% or more of the Registrant's voting securities. Table No. 8 lists as of August 13, 2004, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 8

5% or Greater Shareholders

Title of Class	Name and Address of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Bill O. Wood Abilene, Texas	2,732,347	9.87%

Based on 27,328,278 shares outstanding as of August 13, 2004 and stock options held by each beneficial holder exercisable within sixty days.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

During Fiscal 2003, ended December 31, the Company paid, accrued a liability or accrued an asset from officers and directors of the Company, in addition to wages paid as previously described, as summarized below:

a.

Legal fees of $51,512 were paid to DuMoulin Black, a law firm of which Brian Irwin, a former Director and current Officer of the Company, is a partner. DuMoulin Black’s services included legal work regarding the Company’s sale of securities and contracts regarding its property interests. Accounts payable includes $9,993 due to the law firm.

During Fiscal 2002, ended December 31, the Company paid, accrued a liability or accrued an asset from officers and directors of the Company in addition to wages paid, as previously described, as summarized below:

b.

Legal fees of $149,866 were paid to DuMoulin Black, a law firm of which Brian Irwin, a Director of the Company, is a partner. DuMoulin Black’s services included legal work regarding the Company’s sale of securities and contracts regarding its property interests. Accounts payable includes $18,440 due to the law firm;

c.

Accounts Receivable includes $1,106 due from Indwell Resources Inc., a company controlled by Bill O. Wood,  the President and a Director of the Company.

d.

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

e.

Legal fees of $50,024 were paid to DuMoulin Black, a law firm of which Brian Irwin, a Director of the Company, is a partner. DuMoulin Black’s services included legal work regarding the Company’s sale of securities and contracts regarding its property interests.;

f.

Accounts payable includes $45,408 due to Indwell Resources Inc., a company controlled by Bill O. Wood, the President and a Director of the Company for amounts received by the Company on behalf of Indwell; and,

g.

Accounts receivable includes $74,247 due from Bill O. Wood, the President and a Director of the Company, for Administrative fees performed by the Company on behalf of Indwell.

h.

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

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Bedford Curry and Company, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Item 9.  Offer and Listing of Securities

As of 12/31/2003, the authorized capital of the Company was 100,000,000 common shares without par value. As of 12/31/2003, there were 27,328,278 common shares issued and outstanding.

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

The Company's Articles and the British Columbia Business Corporations Act contain provisions, which require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

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

On May 10, 2004, the shareholders' list for the Company's common shares showed 80 registered shareholders and 27,338,278 shares issued and outstanding.

The Company has researched the indirect holding by depository institutions and estimates that there are sixty four (64) holders of record resident in the United States. The U.S. shareholders own 6,703,002 shares or 24.5% of the issued and outstanding shares of the Company. Refer to discussion below regarding holders of record of the Company's warrants.

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

Table No. 9 lists the high, low and closing sales prices, as well as the average daily volume, for trading on the TSX Venture Exchange for the Company's common shares for the last ten fiscal quarters and the last six months.

Table No. 9

TSE Venture Exchange

Common Shares Trading Activity

Period	Average Daily Volume	High	Low	Close

July 2004	4,142	$0.30	$0.23	$0.23
June 200 4	20,290	$0. 30	$0. 23	$0. 30
May 200 4	25,175	$0. 33	$0. 26	$0. 26
April 200 4	34,528	$0. 41	$0. 30	$0. 30
March 200 4	43,608	$0. 42	$0. 29	$0. 32
February 200 4	75,410	$0. 44	$0. 36	$0. 42

Quarter Ended 6/30/2004	26,664	$0.41	$0.23	$0.30
Quarter Ended 3/31/2004	69,090	$0.45	$0.29	$0.32

Quarter Ended 12/31/2003	29,870	$0.32	$0.24	$0.32
Quarter Ended 9/30/2003	68,084	$0.38	$0.26	$0.31
Quarter Ended 6/30/2003	42,250	$0.45	$0.22	$0.33
Quarter Ended 3/31/2003	35,602	$0.35	$0.23	$0.24

Quarter Ended 12/31/2002	21,258	$0.49	$0.25	$0.30
Quarter Ended 9/30/2002	18,326	$0.90	$0.42	$0.45
Quarter Ended 6/30/2002	64,110	$1.14	$0.74	$0.87
Quarter Ended 3/31/2002	76,451	$0.86	$0.38	$0.77

Quarter Ended 12/31/2001	12,258	$0.65	$0.31	$0.47
Quarter Ended 9/30/2001	11,190	$0.85	$0.33	$0.45

Year Ended 12/31/2003		$0.45	$0.22	$0.32
Year Ended 12/31/2002		$1.14	$0.25	$0.30
Year Ended 12/31/2001		$2.45	$0.31	$0.47
Year Ended 12/31/2000		$4.30	$1.52	$2.05
Year Ended 12/31/1999		$1.60	$0.21	$1.50

On February 10, 2003, the Company’s Class A Warrants with an expiry date of February 7, 2005 began trading on the TSX Venture Exchange under the symbol SCV.WT.A. Table No. 10 lists the high, low and closing sales prices, as well as the total monthly volume, for trading on the TSX Venture Exchange for the Company's warrants since the inception of trading by month.

Period	Total Monthly Volume	High	Low	Close

July 2004	No Trades	N/A	N/A	N/A
June 2004	20,000	$0.03	$0.03	$0.03
May 2004	No Trades	N/A	N/A	N/A
April 2004	30,000	$0.09	$0.06	$0.06
March 2004	80,000	$0.12	$0.06	$0.09
February 2004	190,500	$0.10	$0.08	$0.09
January 2004	206,000	$0.15	$0.09	$0.10

December 2003	50,000	$0.12	$0.09	$0.09
November 2003	94,000	$0.095	$0.05	$0.08
October 2003	164,000	$0.08	$0.06	$0.07
September 2003	129,000	$0.09	$0.075	$0.08
August 2003	189,000	$0.14	$0.075	$0.10
July 2003	42,000	$0.12	$0.05	$0.07
June 2003	179,000	$0.14	$0.10	$0.11
May 2003	406,000	$0.12	$0.08	$0.10
April 2003	25,000	$0.08	$0.08	$0.08
March 2003	230,000	$0.12	$0.07	$0.08
February 2003	623,500	$0.10	$0.04	$0.09

Table No. 11 lists, as of August 13, 2004, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 11

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants

4,350,500	$0.35	October 15, 2004
6,244,500	$0.38	February 7, 2005

10,594,500	Total Outstanding

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

Subsequent to the year-end, the Company agreed to settle the lawsuit through the transfer of a portion of the Company’s working interest in the XX Ranch project to the plantiff.

A claim of D. Bradley Dean in the District Court of Dallas County, Texas against Sovereign Chief Ventures Ltd. and others for damages from alleged misrepresentations relating to the purchase of securities of Sovereign Chief Ventures Ltd. in 1999. The Company settled the lawsuit during 2003.

A claim of Alfred G. Lanford against Bill O. Wood and Sovereign Chief Ventures Ltd. in Taylor County, Texas, alleges misrepresentations and lost stock value concerning the purchase of common stock in the issuer by the plaintiff. The Company believes the case is without merit.

Item 10.  Additional Information

The Company has financed the majority of its operations through the issuance of common shares through private placement, the exercise of warrants issued in the private placements, and the exercise of stock options as described earlier in this document.

Share Issuances

Fiscal 2003:

During Fiscal 2003, the Company issued 5,430,000 common shares in a public securities offering in Canada for proceeds of $1,900,500; issued 4,333,334 units at $0.30 per unit in a private placement for proceeds of $1,300,000; Issued 45,500 common share units to Wolverton Securities as agent for the private placement; and issued 814,500 warrants to Canaccord Capital as agent for the public offering in Canada.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 12 as of 8/13/2004, as well as the number of options granted to Directors and all employees as a group.

Table No. 12

Stock Options Outstanding

Name	Number of Shares of Common Stock	CDN$ Exer. Price	Expiration Date

Larry M. Van Hatten, Director	300,000	$0.45	5/29/2007

Bill D. Saxon, Director	300,000 300,000	$0.30 $0.45	3.26.2008 5/16/2007

A.E. Ted Turton, Director	300,000	$0.45	1/31/2007

Brian C. Irwin, Secretary	150,000 50,000 100,000	$0.45 $0.45 $0.45	1/3/2007 5/17/2006 10/16/2005

Bill O. Wood, President and Director	146,000 200,000	$0.45 $0.45	5/17/2006 10/16/2005

Gary Moores, Director	300,000	$0.30	7/06/2009

M. Alexander Wurm, Consultant	12,000	$3.00	5/39/05

Total Officers and/or Directors (6 persons)	1,846,000
Total Employees and/or Consultants (1 person)	12,000

Total Officers/Directors/Employees	2,158,000

Memorandum and Articles of Association

The Company is incorporated under the laws of British Columbia and is governed under the Business Corporations Act British Columbia (“The Corporations Act” or “The Act”).

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

Material Contracts

The Company considers the following as material contracts, entered into by the Company and its subsidiaries, which have been entered into and/or have been or are currently in effect during the last 3 years:

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

Each of these contracts deals with the Company’s various oil and gas property interests and have been included as exhibits to the Company’s Registration Statement.

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

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

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

Statements by Experts

Not Applicable

Document Inspection

All of the documents referred to in this Registration Statement may be inspected at the head office of the Company, the address of which is indicated on the Cover Sheet of this Annual Report.

Item 11.  Disclosures about Market Risk

Not Applicable

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and

Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, management have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.  Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

Item 16.  Reserved

Item 16A. Audit Committee Financial Expert

At the time of filing this report, the Company has determined that Larry Van Hatten is the Audit Committee’s Financial Expert. Mr. Van Hatten is a Chartered Accountant and is the Managing Partner of Ellis Foster, Chartered Accountants, in Vancouver, British Columbia, Canada.

Item 16B. Code of Ethics

The Company does not currently have a code of ethics. However, management is studying the adaptation of such codes for the 2005 fiscal year.

Item 16C. Principal Accountant Fees and Services

Bedford Curry & Co., Chartered Accountants, audited the Company’s financial statements for the years ended December 31, 2003 and 2002. Bedford Curry received the following payments for its services in those years:

	Fiscal Year 2003	Fiscal Year 2002

Audit Services Fees	$12,000	$12,000
Other Accounting Services Fees	$5,000	$5,000
Tax Fees	$0	$0
Non-audit Services Fees	$4,000	$4,000

The Other Accounting Services and Non-Audit Services include the review of the Company’s financial information, including the review of information contained in the Company’s 20-F Registration Statement.

Item 16D. Exemption from the Listings Standards for Audit Committees

Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During Fiscal 2003, the Company repurchased 253,000 common shares from an arms-length shareholder as part of a lawsuit settlement agreement for $105,550 cash.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Bedford Curry and Co., independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement.  The report of Bedford Curry and Co, independent Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditors Report dated May 14, 2004

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference dated May 14, 2004

Consolidated Statements of Earnings and Deficit for the Fiscal Years ended December 31, 2003, 2002 and 2001

Consolidated Balance Sheets at December 31, 2003 and 2002

Consolidated Statements of Cash Flows for the Fiscal Years ended December 31, 2003, 2002 and 2001

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

a) The Bowie County Contract dated June 25, 2002 (Previously Filed);

b) The Laslie Contract dated December 10, 2002 (Previously Filed);

c) The XX Ranch Contract dated February 1, 2002 (Previously Filed);

d) The Western Oklahoma Contract dated July 8, 2002 (Previously Filed)

e) Gas Purchase Agreement between Devon and Enrich Oil;

f) Oil Purchase Agreement between Sunoco and Enrich Oil;

g) Escrow Agreement between the Company and Bill O. Wood.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Other Documents Annual Information Form (Previously Filed) Information Circular for Meeting held on 6/29/04 (previously filed) Proxy Statement for Meeting held on 6/29/04 (previously filed)

Signature Page

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd.

Registrant

Dated: August 17, 2004	Signed: /s/ Bill O. Wood
Bill O. Wood, President

CONSOLIDATED FINANCIAL STATEMENTS

SOVEREIGN CHIEF VENTURES LTD.

ABILENE, TEXAS, U.S.A.

DECEMBER 31, 2003 AND 2002

1.  AUDITORS' REPORT

2.  CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

3.  CONSOLIDATED BALANCE SHEETS

4.  CONSOLIDATED STATEMENTS OF CASH FLOWS

5.  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

#

BEDFORD CURRY & CO.

CHARTERED ACCOUNTANTS

MICHAEL J. BEDFORD INC.

FERNANDO J. COSTA INC.

AUDITORS' REPORT

To the Shareholders of Sovereign Chief Ventures Ltd.

We have audited the consolidated balance sheets of Sovereign Chief Ventures Ltd. as at December 31, 2003 and 2002 and the consolidated statements of earnings and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, British Columbia

/s/ BEDFORD CURRY & CO.

May 14, 2004

CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -  U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders dated May 14, 2004 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

Vancouver, British Columbia

/s/ BEDFORD CURRY & CO.

May 14, 2004

CHARTERED ACCOUNTANTS

#

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

Year ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

2003

2002

2001

REVENUE

Oil and gas

$

381,598

82,732

109,757

EXPENSES

Depletion and depreciation

294,440

35,179

97,777

Legal and accounting

254,417

281,963

121,229

Wages and benefits

218,559

360,593

214,805

Loss on foreign exchange

134,855

20,959

(37,774)

Oil and gas production costs

122,180

161,009

-

Investor relations

66,945

170,977

155,523

Stock-based compensation

54,059

-

-

Regulatory fees

44,621

25,584

2,236

Travel and auto

40,968

34,749

36,057

Office and general

31,493

117,976

68,488

Telephone

22,406

19,663

25,806

Promotion

15,154

36,984

23,914

Rent

10,787

23,227

17,814

Bank charges and interest (income)

8,387

(2,499)

485

Finders fees

-

-

40,825

Financing fees

-

50,000

-

1,319,271

1,336,364

767,185

Net loss before other items

(937,673)

(1,253,632)

(657,428)

OTHER ITEMS

Provision for impairment of 3D seismic data

(1,876,249)

-

-

Write down of petroleum and natural gas properties

-

(489,143)

-

Write-off of deposit

-

-

(374,774)

NET LOSS

(2,813,922)

(1,742,775)

(1,032,202)

Deficit, beginning of year

(4,928,398)

(3,185,623)

(2,153,421)

(7,742,320)

(4,928,398)

(3,185,623)

Loss on sale of treasury stock [Note 6]

(24,066)

-

-

DEFICIT, end of year

$

(7,766,386)

(4,928,398)

(3,185,623)

LOSS PER SHARE

$

(0.13)

(0.12)

(0.09)

WEIGHTED AVERAGE NUMBER OF

   COMMON SHARES OUTSTANDING

22,130,527

14,956,302

12,100,236

#

Sovereign Chief Ventures Ltd.

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

Expressed in Canadian dollars

2003

2002

ASSETS

Current

Cash

$

534,962

728,408

Accounts receivable

162,210

13,192

Share subscriptions receivable

50,000

-

Prepaid expenses

41,269

-

Deferred costs

-

17,338

788,441

758,938

Property and equipment [Note 3]

1,847,672

729,773

Investment in 3D Seismic data [Note 3]

4,171,447

6,047,696

$

6,807,560

7,536,407

LIABILITIES

Current

Accounts payable

$

151,073

584,700

Loan payable [Note 4]

-

500,000

151,073

1,084,700

SHAREHOLDERS' EQUITY

Share capital [Note 5]

14,770,662

11,774,610

Contributed surplus

54,059

-

Treasury shares [Note 6]

(401,848)

(394,505)

Deficit

(7,766,386)

(4,928,398)

6,656,487

6,451,707

$

6,807,560

7,536,407

APPROVED ON BEHALF OF THE BOARD:

"BILL O. WOOD"

"BRIAN C. IRWIN"

Director

Director

#

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

2003

2002

2001

OPERATIONS

Net loss

$

(2,813,922)

(1,742,775)

(1,032,202)

Add items not affecting cash:

Provision for impairment of 3D seismic data

1,876,249

-

-

Depletion and depreciation

294,440

35,179

97,777

Stock-based compensation

54,059

-

-

Write down of petroleum and natural gas properties

-

489,143

-

Write-off of deposit

-

-

374,774

Shares issued for finders fees

-

-

40,825

Change in non-cash working capital balances related to operations:

Decrease (increase) in prepaid expenses

(41,269)

-

2,404

Decrease (increase) in accounts receivable

(149,018)

127,722

11,645

Increase (decrease) in accounts payable

(433,627)

290,524

126,683

(1,213,088)

(800,207)

(378,094)

FINANCING

Issuance of common shares

2,946,007

2,047,224

38,813

Decrease (increase)  in deferred costs

17,338

(17,338)

-

Escrow shares issued

-

-

4,031

Increase (decrease) in loan payable

(500,000)

500,000

-

Decrease in amounts due to shareholders

-

-

(30,303)

2,463,345

2,529,886

12,541

INVESTING

Proceeds on disposition of equipment

53,084

-

-

Acquisition of equipment

(176,910)

(318,525)

(52,986)

Petroleum and natural gas properties:

Proceeds on disposition

247,733

-

114,567

Exploration costs

(1,537,789)

(713,739)

(489,765)

Proceeds on disposition of treasury shares

75,729

-

-

Purchase of treasury shares

(105,550)

(9,477)

-

Decrease in deposits

-

-

734,900

(1,443,703)

(1,041,741)

306,716

Increase (decrease) in cash

(193,446)

687,938

(58,837)

Cash, beginning of year

728,408

40,470

99,307

CASH, end of year

$

534,962

728,408

40,470

SUPPLEMENTAL CASH FLOW INFORMATION

During the year the Company issued 190,476 (valued at $50,000) common shares  as a bonus for the advance of the loan payable and paid $8,422 in interest charges.

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

1.  NATURE OF OPERATIONS

Sovereign Chief Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange and the Frankfurt Stock Exchange.

The Company is primarily engaged in the acquisition and exploration of petroleum and natural gas properties in the United States.

The Company incurred an operating loss of $2,813,922 (2002:  $1,742,775) for the year ended December 31, 2003. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs.

The recoverability of amounts shown for petroleum and natural gas properties and 3D seismic data is dependent upon the discovery of economically recoverable reserves.  The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities and has therefore relied principally upon issuances of common stock.

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

3D Seismic data - The 3D seismic data represents the Company's cost of acquiring the data.  3D seismic data provides detailed information about fault distribution and subsurface structures. Computer-based interpretation and display of 3D seismic data allow for more thorough analysis of petroleum and natural gas properties.

3D Seismic data is tested  annually  for  impairment.  An impairment  provision  would  be recognized when the costs of the 3D Seismic data exceeds its fair value.  Should an impairment provision be required it will be charged to earnings in the period of impairment.

Petroleum and natural gas properties - The Company employs the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to exploration and development of reserves are capitalized into geographical cost centres.  Capitalized costs include lease acquisition costs, the costs of geological and geophysical activities, the costs of drilling both productive and non-productive wells, carrying charges of non-producing properties and overhead costs directly related to exploration and development activities.

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Year ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Petroleum and natural gas properties - Capitalized costs are depleted using the unit-of-production method based on estimated proven reserves, as prepared by an independent engineer.  In the absence of proven reserves, properties are depleted to the extent of net revenues.  For the purposes of the depletion calculation, proven reserves are converted to a common unit of measure on the basis of their approximate relative energy content.

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

Costs of acquisition and evaluation of unproved properties are initially excluded from the depletion calculation. The Corporation periodically reviews costs associated with unproved properties to determine whether they are likely to be recovered. When such costs are not likely to be recovered, or when proved reserves are found to be attributable to the properties, the values of these properties are moved to the depletion pool.

When the Company evaluates it's unproven properties it takes the following conditions into consideration:

*

there are no future plans for further drilling for the property;

*

negative results were obtained from studies;

*

negative results were obtained from studies conducted on properties in the same geographical area; and

*

the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

Environmental costs -  Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts.

Revenue recognition - Revenue from the sale of petroleum and natural gas is recognized when title passes from the Company to the purchaser.

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Year ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment - Equipment is recorded at cost and depreciated over its estimated useful life using the straight-line method over five years.  During 2003 management of the Company changed its it depreciation method from declining balance to straight line.  The change in accounting policy has been applied prospectively as management considers the impact of this change to be immaterial.

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

Stock based compensation -  The Company has early adopted the accounting recommendations of CICA Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments".  Under these recommendations the Company provides certain pro forma disclosure as required by the fair value method of accounting for stock options for its fiscal year ended December 31, 2002, and recognizes an expense for options granted on or after January 1, 2003. The Company uses the Black Scholes option pricing model to estimate the fair value of each stock option at the date of grant.  The pro forma information in respect of options granted in 2002 is provided in Note 7.  Any consideration received on the exercise of stock options is credited to share capital.

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

Use of estimates - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reporting period.  Actual results could differ from those estimates.

Amounts recorded for depletion and amounts used for ceiling test calculations are based on estimates of natural gas reserves and future costs required to develop those reserves. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on financial statements of future periods could be material.

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Year ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

3.  PROPERTY AND EQUIPMENT

Accumulated

depletion and

Net Book Value

Cost

depreciation

2003

2002

Petroleum and natural gas properties,

unproven reserves

$

2,000,493

364,897

1,635,596

588,989

Well equipment

235,061

36,584

198,477

122,601

Office equipment

18,274

8,985

9,289

13,386

Computer software

5,143

833

4,310

4,797

$

2,258,971

411,299

1,847,672

729,773

Prior period reclassification - During the year Management retroactively reclassified $6,047,696 of certain costs associated with its 3-D seismic data.  These costs were initially classified with Petroleum and natural gas properties.  The reclassification had no impact on the Company's earnings for prior years.

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

The Company also issued 190,476 shares as a bonus to Quest for the grant of the loan.

The loan was repaid and the shares were issued in 2003.

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Year ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

5.  SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares of no par value.  Shares have been issued as follows:

	2003		2002		2001
	Number	Amount	Number	Amount	Number	Amount

Balance, beginning of year	17,322,302	$ 11,774,610	12,590,302	$ 9,727,386	11,610,170	$ 8,597,117

Shares issued for private placement	9,780,000	3,205,500	4,620,000	2,180,750	371,143	1,046,600
Financing fees	190,476	50,000	-	-	-	-
Shares issued for finders fee	45,500	-	112,000	-	37,114	40,825
Share issuance costs	-	(259,448)	-	(133,526)	-	-
Warrants exercised	-	-	-	-	168,750	38,813
Escrow shares issued (cancelled)	-	-	-	-	403,125	4,031

Balance, end of year	27,338,278	$14,770,662	17,322,302	$ 11,774,610	12,590,302	$ 9,727,386

Included in the private placements of 9,780,000 shares are 166,667 shares for which the proceeds of $50,000 had not been received by December 31, 2003.

Warrants - The Company has issued stock warrants as follows:

Outstanding

Outstanding

Exercise

Dec. 31,

Expired or

Dec. 31,

Price

2002

Additions

Exercised

cancelled

2003

Expiry date

Warrants:

$0.45

3,130,000

-

-

-

3,130,000

January 31, 2004

$0.50

270,000

-

-

-

270,000

February 25, 2004

$0.64

200,000

-

-

-

200,000

March 7, 2004

$0.95

1,072,000

-

-

-

1,072,000

May 17, 2004

$0.35

-

4,395,500

-

-

4,395,500

October 15, 2004

$0.38

-

6,244,500

-

-

6,244,500

February 7, 2005

4,672,000

10,640,000

-

-

15,312,000

2002 Warrants

Outstanding

Outstanding

Exercise

Dec. 31,

Expired or

Dec. 31,

Price

2001

Additions

Exercised

cancelled

2002

Expiry date

$0.45

-

3,130,000

-

-

3,130,000

January 31, 2003

$0.50

-

270,000

-

-

270,000

February 25, 2003

$0.64

-

200,000

-

-

200,000

March 7, 2003

$0.95

-

1,072,000

-

-

1,072,000

May 17, 2004

$2.31

185,752

-

-

(185,752)

-

May 29, 2002

185,752

4,672,000

-

-

4,672,000

2001 Warrants

Outstanding

Outstanding

Exercise

Dec. 31,

Expired or

Dec. 31,

Price

2000

Additions

Exercised

cancelled

2001

Expiry date

$0.23

168,750

-

(168,750)

-

-

June 2, 2002

$2.31

-

185,752

-

-

185,752

May 29, 2002

168,750

185,752

(168,750)

-

185,752

6.  TREASURY SHARES

During the year the company repurchased 253,000 of its own shares for $99,795 to settle a claim with an investor. These shares were subsequently sold for $75,729, resulting in a $24,066 adjustment to deficit.

The company also purchased 58,500 of it's own shares on the open market for $11,000.

During 2002 the company sold it's interest in the Brookshire Dome Project and received 750,000 of it's own shares which were valued at $394,505. As of December 31, 2003 the company held 808,500 of it's own shares.

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Year ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

7.  STOCK BASED COMPENSATION

At December 31, 2003 there are options outstanding and exercisable to issue 1,858,000 shares of the company  (2002: 2,198,000). The price of the options range from $0.30 to $3.00 and their expiry dates range from May 29, 2005 to March 26, 2008. The weighted average contract life remaining is 3.23 years.

A summary of the change in the Company's stock option plan for the years ended December 31, 2003 and 2002 is presented below.

2003

2002

    Weighted Average

Weighted Average

Options

Exercise Price

Options

Exercise Price

Outstanding, beginning of year

1,558,000

$   0.84

1,218,000

$ 0.76

  Granted

300,000

0.30

1,050,000

0.79

  Cancelled or expired

-

-

(710,000)

0.90

Outstanding, end of year

1,858,000

$  0.44

1,558,000

$  0.84

The following table summarizes the information about stock options outstanding and exercisable at December 31, 2003:

Weighted Average

Weighted Average

Exercise Price

Number Outstanding

Remaining

Per Share

At December 31, 2003

 Contractual life

$3.00

12,000

1.41

years

$0.45

1,546,000

3.08

years

$0.30

300,000

4.24

years

$0.44

1,858,000

3.23

years

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Year ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

7.   STOCK BASED COMPENSATION (continued)

As described in Note 2, the Company has early adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to stock based compensation. The Company uses the Black Scholes option valuation model to value stock options. The Black Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  The model requires management to make estimates which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.

The fair value of stock options granted during the year ended December 31, 2003 has been estimated using the Black Scholes model to be $54,059, and has been recorded as an expense and included in contributed surplus. For purposes of the calculation, the following assumptions were used under the Black Scholes option pricing model:

Risk free interest rate

4.47%

Expected dividend yield

0%

Expected stock price volatility

111.69%

Expected life of options

5 years

The grant date fair value of options granted during the year ended December 31, 2003 was $0.23.

For the year ended December 31, 2002, Section 3870 of the CICA Handbook requires pro forma disclosures of net loss and net loss per share, as if the fair value based method of accounting for stock options had been applied. For purposes of the calculation and the pro forma disclosure, the following assumptions were used under the Black Scholes option pricing model:

Risk free interest rate

4.5%

Expected dividend yield

0%

Expected stock price volatility

90%

Expected life of options

5 years

The Company's net loss and loss per share on a proforma basis would have been restated as follows:

Net loss for the the year ended December 31, 2002, as reported

$

(1,742,775)

Compensation expense related to the fair value of stock options

(623,634)

Pro forma net loss for the year ended December 31, 2002

$

(2,366,409)

Basic loss per share, as reported

$

(0.12)

Pro forma basic loss per share

$

(0.16)

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Year ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

8.  RELATED PARTY TRANSACTIONS

During the year the Company had the following related party transactions:

a)

Wages and benefits includes $105,750 (2002:  $120,000) paid to a director of the Company.

b)

Legal fees of $51,512 (2002:  $50,024) were paid to a law firm of which a partner is a director of the Company.

Accounts payable includes $9,993 due to the law firm.

9.  CONTINGENT LIABILITY

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

11.  SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of petroleum and natural gas properties. The petroleum and natural gas properties are located in Texas, United States of America.

12.  SUBSEQUENT EVENTS

Stock warrant price reduction - On May 6, 2004 the Company received approval from the TSX Venture Exchange to reduce the exercise price of the warrants from $0.95 to $0.35.

13.  COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year's presentation.

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Year ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

14.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States ("US GAAP"), in all material respects, except as noted below:

Petroleum and natural gas properties

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

Foreign currency translation

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

2003

2002

2001

Net loss as reported in accordance with Canadian GAAP

$

(2,813,922)

(1,742,775)

(1,032,202)

Adjustments - Loss on foreign exchange

52,416

19,911

(36,047)

Net loss as reported in accordance with U.S. GAAP

$

(2,761,506)

(1,722,864)

(1,068,249)

Stock-based compensation

The Company records compensation expense for U.S. GAAP purposes following the fair value method of accounting for stock options issued to employees. The Company uses the Black-Scholes option pricing model to value its stock options as described in Note 7.

Under U.S. GAAP, Statement of Financial Accounting Standards No. 123 “Accounting for Stockbased Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company has elected for the year ended December 31, 2003 to account for stock-based compensation using SFAS 123. Accordingly, compensation cost for stock options is measured at the fair value of options granted.

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Year ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

14.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

For the years ended December 31, 2002 and 2001, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”. Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price. Since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there was no compensation cost to be recognized by the Company.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (“FAS 148”), “Accounting for Stock-Based Compensation - Transition and Disclosure”. FAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. FAS 148 is effective for fiscal years ending after December 15, 2002. As the Company adopted the fair value based method of accounting for stock options for its fiscal year ending December 31, 2003, implementation of FAS 148 had no impact on the Company's financial position or results of operations.

Loss per share

Under U.S. GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

The following is a reconciliation of the numerators and denominators of the basic loss per share:

2003

2002

2001

Numerator

Net loss as reported in accordance with US GAAP

$

(2,761,506)

(1,722,864)

(1,068,249)

Denominator

Weighted-average number share outstanding (Canadian GAAP)

22,130,527

14,956,302

12,100,236

Adjustment required for escrow shares

(403,125)

(403,125)

(403,125)

Weighted-average number of common shares  (US GAAP)

18,965,896

12,830,313

10,628,862

Loss per share (US GAAP)

$

(0.15)

(0.13)

(0.10)

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Year ended December 31, 20032002 and 2001

Expressed in Canadian dollars

14.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Recent accounting pronouncements

In January 2003, the FASB issued Financial Interpretation 46 "Accounting for Variable Interest Entities" ("FIN 46") that will require the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as "variable interests"), subsequently revised through the issuance of FIN 46R. Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of the entity's assets or liabilities. The holder of the majority of an entity's variable interests will be required to consolidate the variable interest entity. FIN 46 applies to variable interest entities as of January 31, 2003, and to variable interest entities created after or in which an enterprise obtains an interest after that date. The Company does not have any arrangements with variable interest entities that will require consolidation of their financial information in the financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31,2003, and otherwise is effective generally at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. It is to be implemented by reporting a cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of this Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No. 150 did not have an impact on the Company's consolidated financial statements.

#