Form 20-F/A
period 2003-12-31
SOVEREIGN CHIEF VENTURES LTD
filed 2005-01-07
CIK 1214910

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Index to Exhibits on Page 79

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

The Company’s auditor is Bedford Curry & Co. Bedford Curry & Co. is located at 1281 West Georgia Street, Suite 801, Vancouver, B.C. V6E 3J7. Bedford Curry and Co. is a member of the Canadian Institute of Chartered Accountants. The telephone number for Bedford Curry & Co. is 604-689-4352 and the contact person is Michael J. Bedford, C.A. The Company banks with State National Bank which is located at 1049 North Third Street in Abilene, Texas. The zip code for State National Bank is 79601. The telephone number for State National Bank is 915-676-3800 and the contact person is Ronald Simpson. The Company’s Canadian legal advisor is Brian Irwin who is associated with DuMoulin Black. DuMoulin Black is located at 595 Howe Street, 10th Floor, Vancouver, British Columbia V6C 2T5 CANADA. The telephone number for DuMoulin Black is 604-287-1224.  A.B. Korelin and Associates, Inc. acts as a consultant to the Company in matters relating to shareholders.  The contact person at A.B. Korelin and Associates, Inc. is Alexander Korelin.  Mr. Korelin can be reached at 360-891-7114. His office is located at 108 S.E. 124th Avenue, Vancouver, Washington 98684.

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

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/03 (restated)	12/31/02 (restated)	12/31/01 (restated)	12/31/00	12/31/99

Revenue	$381	$82	$110	$111	$0
Net Income (Loss)	($8,031)	($1,804)	($1,329)	($538)	($99)
Net Income (Loss) Per Share	($0.36)	($0.12)	($0.11)	($0.07)	($0.03)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	22,130	14,956	12,100	7,465	3,261
Working Capital	$637	($325)	($113)	($1,166)	$402
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$5,020	$5,862	$6,312	$7,490	$339
Total Assets	$1,000	$6,947	$6,231	$7,688	$437
US GAAP Net Loss	($3,808)	($1,784)	($1,365)	($2,480)	($98)
US GAAP Loss Per Share	($0.21)	($0.14)	($0.13)	($0.33)	($0.03)
US GAAP Wtg. Avg. Shares	17,919	12,769	10,331	7,465	3,261
US GAAP Equity	$6,604	$6,430	$6,276	$7,473	N/A
US GAAP Total Assets	$5,171	$6,947	$6,425	$7,671	N/A

1. Cumulative deficit since inception of the development stage has been ($13,573,429) to December 31, 2003.

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

Sovereign Chief Ventures Ltd. has a history of net losses if this situation does not change the Company will have to cease operations:

Sovereign Chief Ventures Ltd. has had net losses since August 12, 1987 (date of incorporation).

Under US GAAP, in Fiscal 2003, ended December 31st, the Company had a net loss of ($7,979,560); In Fiscal 2002, ended December 31st, the Company had a net loss of ($1,784,169); In Fiscal 2001, Ended December 31st, the Company had a net loss of ($365,830). The cumulative net loss from date of incorporation to December 31st, 2003 has been ($13,573,429).

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

Sovereign Chief Ventures Ltd. is classified as a “penny stock” in the United States and this constrains the ability of investors to buy and sell its common stock:

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

It is difficult for U.S. investors to effect service of process and enforce judgments against Sovereign Chief Ventures Ltd:

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

As a "foreign private issuer”, Sovereign Chief is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data:

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

In order to complete the acquisition of the Lasley project in Western Oklahoma and for drilling and/or completion costs of the current wells at the XX Ranch project, the Company received a Bridge Loan of $500,000 (Canadian) from Quest Investment Corporation of Vancouver, British Columbia. Quest is a publicly held Corporation traded on the TSX Venture Exchange which is arms-length to the Company. The loan is repayable from the proceeds of the public offering in Canada announced on December 5, 2002 as described above or any other financing completed by the Company, and calls for interest at 12% per year, due March 23, 2003 or sooner upon completion of a financing by the Company. The loan is guaranteed by Sovereign Resources and secured by a pledge of the shares of Sovereign’s subsidiary company, Sovereign Resources Inc. A bonus of 10% of the amount of the loan, or $50,000, was paid to Quest in the form of 190,476 common shares of Sovereign at a deemed price of $0.2625 per share as allowed under TSX Venture Exchange loan regulations. On February 11, 2003, upon completion of a public offering of its common shares, the Company repaid the loan in full.

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

Lasley Project

The Lasley Project covers an area of approximately 6,400 acres. The Company’s working and net revenue interests vary by lease due to royalties and working interests owned by other parties, but the Company intends to maintain a minimum 20% working interest with Western Oil and Gas in the entire project.

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

Three additional wells are planned to be drilled on the Lasley Project during the remainder of 2004. These wells are listed below:

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

Current and Future Exploration Plans

The Company completed a 3D survey on the project before farming out the prospects to Texakoma. Texakoma has drilled and completed 3 wells on the property in 2000/2001, all of which are in production. The Company has overriding royalties which vary from 3.3% to 7.5% but has no active interest in the property. Any future exploration decisions are up to the operator Texakoma.

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

The Company’s consolidated financial statements were prepared on a going concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.  As at December 31, 2003, the Company had a cumulative loss of ($13,573,429).  The Company’s ability to continue as a going concern is dependent upon the Company raising sufficient finds by way of equity financing and increased cash flow from operations.

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

The net loss for the year ended December 31, 2003 was ($8,031,976), or ($0.36) per share, compared to a net loss of ($1,804,080), or ($0.12) per share, for fiscal 2002.

Oil and Gas revenue for the year totaled $381,598 compared to $82,732. The higher revenue was attributable to the drilling and completion of the first 4 natural gas wells on the Lasley project.

Expenses totaled ($1,059,853), which was down slightly from the ($1,336,364) in the prior year. Large changes in expenses occurred in Wages and Benefits, which fell to ($218,559) from ($360,593) due to fewer employees during the current year; Loss on Foreign Exchange of ($134,855) compared to ($20,959) due to unfavorable changes in the US/Canadian dollar exchange rate; Investor Relations, which fell to ($66,945) from ($170,977), Office and General, which fell to ($31,493) from ($117,976), and Promotion, which fell to ($15,154) from ($36,984), as the Company actively worked to reduce expenses in these areas.

Other Items included Write Down of Petroleum and Natural Gas Properties of ($1,306,025) compared to ($550,448) due to increased exploration on the Lasley project. The Company also recorded a Provision for Impairment of 3D Seismic Data of ($6,047,696) as management decided write-off the entire value of its 3D seismic data to reflect the uncertainty of its value.

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

The Net loss for the year ended December 31, 2002 was ($1,804,080) compared to a net loss of ($1,329,783) for fiscal year 2001. Expenses rose to ($1,336,364) from ($689,589). Wages and benefits rose to ($360,593) from ($214,805) and Office and general rose to ($117,976) from ($36,328) due to the engagement of additional personnel and higher corporate activity. Financings rose to ($50,000) from zero and Legal and accounting increased to ($281,963) from ($121,229) due to additional financings and business contracts negotiated during the year. Consulting fees declined to zero from ($40,825) due to the expiry of consulting contracts in the prior year.

Oil and Gas production costs rose to ($161,009) from zero due to additional wells producing in the current year and the high operating costs of the Brookshire Dome wells. The Company also recorded a write-down of petroleum and natural gas properties of ($550,448).

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

Net loss for the year ended December 31, 2001 was ($1,329,783) compared to ($538,396) for the year ended December 31, 2000.  Expenses included ($121,229) on legal and accounting fees, wages and employee benefits of ($214,805), and investor relations of ($155,523) during Fiscal year 2001.  During Fiscal 2000 the Company expended ($209,384) on legal and accounting fees primarily in connection with the proposed Blue Ridge and Boling Field acquisition which was dropped due to the TSX Venture Exchange failing to approve the acquisition. Wages and employee benefits totaled ($116,575). The Company paid ($52,140) to Kego Capital Corp. which was retained by the Company to assist with investor relations as announced October 6, 2000.

In 2001 the Company also wrote down Petroleum and Natural Gas Properties totaling ($375,774).

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

Fiscal 2003 ended 12/31/2003

The working capital of the Company at 12/31/03 was $673,368. Cash used by Operating Activities totaled ($1,213,088), including the Net Loss of ($8,031,976). Large non-cash items included the Provision for Impairment of 3D seismic data of $6,047,696, Write-down of Petroleum and Natural Gas Properties of $1,306,025, Depletion and Depreciation of $294,440 and Stock-based compensation of $54,059. Financing Activities provided cash of $2,463,345, with $2,946,007 provided by the Issuance of Common Shares and ($500,000) cash used to repay a Loan Payable. Investing Activities used cash of ($1,443,703) with Exploration Costs using cash of ($1,537,789). The Company’s cash position decreased by $193,446 during the year, with cash on hand at the end of the fiscal year totaling $534,962.

Fiscal 2002 ended 12/31/2002

The working capital of the Company at 12/31/02 was ($325,762). Subsequent to the year end, the Company completed the sale of 5,430,000 common stock units at a price of $5,430,000 for proceeds of $1,900,500.

Cash Used in the Year Ended 12/31/02 Operating Activities totaled ($800,207) including the Net Loss of ($1,804,080). The write down of Petroleum and Natural Gas Properties was a non-cash charge of $550,448. Other changes in non-cash working capital items was a decrease in accounts receivable of $127,722, and an increase in accounts payable of $290,524.

Cash Used in the Year Ended 12/31/02 on Investing Activities totaled ($1,041,741) consisting of acquisition of equipment of ($318,525), Exploration costs on its properties of ($713,739) and Purchase of Treasury shares of ($9,477).

Cash Provided by Year Ended 12/31/02 Financing Activities was $2,529,886. Issuance of Common Shares provided cash of $2,047,224, while increases in loan payable provided cash of $500,000. The increase in deferred costs used cash of ($17,338). Cash at the end of the year totaled $728,408, an increase of $40,470 during the year.

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

Critical Accounting Policies

Acquisition of Sovereign Resources

On December 2, 1999, the Company agreed to acquire all the issued and outstanding common shares of Sovereign Resources Inc. (which was formerly known as Indwell Resources). Sovereign Resources was a private oil and gas company owned by several individuals including Bill O. Wood, who owned about 25% of Sovereign Resources’ shares. After due diligence and approval by the shareholders of Sovereign Resources and the Canadian Venture Exchange, the acquisition of was completed on March 31, 2000.

The acquisition of Sovereign Resources, in Management’s opinion, was accounted for as an acquisition and not as a reverse-merger for several reasons. First, the substantial majority (57%) of voting rights of the combined entity were retained by the shareholders of the Company. Mr. Bill Wood had the largest voting interest in Sovereign Resources, approximately 25%, and therefore was not in a position to control either the Company’s Board of Directors or its senior management.

Secondly, after the acquisition, the management and director of the prior Company controlled both the Board of Directors and the Senior Management. Mr. Wood was appointed a Director, but the other 3 members of Board of Directors were holdovers and on the Board of Directors from before the acquisition. Mr. Wood continued to run Sovereign Resources, the oil and gas subsidiary, in Texas while Katherine McDonald, the President of Sovereign Chief at the time of the merger, continued to run the public company as that was her area of expertise and experience. However, only several months after the acquisition did it became apparent that Ms. McDonald’s commitments to other public companies prevented her from efficiently serving as President of Sovereign Chief.  Therefore, the Board of Directors decided a new President was required and appointed Bill Wood to the position while Ms. McDonald was appointed Corporate Secretary while remaining a Director.

Restatement of Financial Statements

In 2003 the Company retroactively re-evaluated the calculation of the ceiling test applicable to impairment of its Petroleum and natural gas properties and its method of depletion.  Management determined that sufficient information on the fair value of its Properties was not available and that it is more appropriate to assume that, in the absence of proven reserves, the fair value was nil at each fiscal period.  Management has also revised its depletion calculations on the basis that there were no depletable assets and has stopped using the Net Revenue method in the absence of proven reserves as the method was not considered a generally accepted accounting principle.

Accordingly the Company has restated the financial statement of prior years to provide for a reversal of any depletion claimed and an impairment charge equal to the book value previously reported as the cost of the Properties.   The effect on the Company's deficit is as follows:

	2003	2002	2001

Deficit, beginning of year, as reported	$(4,928,398)	(3,185,623)	(2,153,421)
Write down of petroleum and natural gas properties	(588,989)	(605,280)	(230,103)
Reversal of depletion	-	77,596	-

Deficit, beginning of year, as restated	$(5,517,387)	(3,713,307)	(2,383,524)

Management also retroactively reclassified certain costs associated with its 3-D seismic data.  These costs were initially classified with Petroleum and natural gas properties.  The reclassification had no impact on the Company's earnings for prior years.  Management of the Company decided to provide for a full impairment charge on its 3-D seismic data to reflect the uncertainty in its value.  In connection with the impairment provision, Management has decided to restate its December 31, 2003 financial statements which include the Provision for Impairment of 3D Seismic Data of ($6,047,696).

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

Item 6.  Directors, Senior Management and Employees

Table No. 5 lists as of 8/13/2004 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents and citizens of Canada except for Bill O. Wood, President, who lives in Abilene, Texas, Bill Saxon, who lives in Dallas, Texas, and Gary Moores in Eufaula, Oklahoma.

Table No. 5

Directors

Name	Age	Date of Appointment

Bill O. Wood	49	March 31, 2002
Alfred E. Turton (1)	74	January 31, 2002
Bill D. Saxon (1)	74	June 17, 2002
Larry M. Van Hatten (1)	56	June 17, 2002
Gary Moores	60	July 6, 2004

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

Table No. 7

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent Of Class

Common	Bill O. Wood	(1)	2,732,347	9.87
Common	Alfred E. Turton	(2)	903,334	3.23
Common	Brian C. Irwin	(3)	312,000	1.13
Common	Bill D. Saxon	(4)	933,334	3.32
Common	Larry M. Van Hatten	(5)	400,000	1.14
Common	Gary Moores	(6)	333,500	1.20

	Total Directors/Officers		5,614,515	18.69%

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

(5)

100,000 of these shares are owned by Milkstool Investments, a private company controlled by Larry Van Hatten; 300,000 of these shares represent currently exercisable share purchase options.

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

Table No. 9

TSE Venture Exchange

Common Shares Trading Activity

Period	Average Daily Volume	High	Low	Close

July 2004	4,142	$0.30	$0.23	$0.23
June 2004	20,290	$0.30	$0.23	$0.30
May 2004	25,175	$0.33	$0.26	$0.26
April 2004	34,528	$0.41	$0.30	$0.30
March 2004	43,608	$0.42	$0.29	$0.32
February 2004	75,410	$0.44	$0.36	$0.42

Quarter Ended 6/30/2004	26,664	$0.41	$0.23	$0.30
Quarter Ended 3/31/2004	69,090	$0.45	$0.29	$0.32

Quarter Ended 12/31/2003	29,870	$0.32	$0.24	$0.32
Quarter Ended 9/30/2003	68,084	$0.38	$0.26	$0.31
Quarter Ended 6/30/2003	42,250	$0.45	$0.22	$0.33
Quarter Ended 3/31/2003	35,602	$0.35	$0.23	$0.24

Quarter Ended 12/31/2002	21,258	$0.49	$0.25	$0.30
Quarter Ended 9/30/2002	18,326	$0.90	$0.42	$0.45
Quarter Ended 6/30/2002	64,110	$1.14	$0.74	$0.87
Quarter Ended 3/31/2002	76,451	$0.86	$0.38	$0.77

Quarter Ended 12/31/2001	12,258	$0.65	$0.31	$0.47
Quarter Ended 9/30/2001	11,190	$0.85	$0.33	$0.45

Year Ended 12/31/2003		$0.45	$0.22	$0.32
Year Ended 12/31/2002		$1.14	$0.25	$0.30
Year Ended 12/31/2001		$2.45	$0.31	$0.47
Year Ended 12/31/2000		$4.30	$1.52	$2.05
Year Ended 12/31/1999		$1.60	$0.21	$1.50

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

Share Issuances

Fiscal 2003:

During Fiscal 2003, the Company issued 9,780,000 common shares pursuant to private placements for proceeds of $3,205,500; issued 190,476 shares for financing fees at a deemed value of $50,000; Issued 45,500 common share units to Wolverton Securities as agent for the private placement.

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

Table No. 12

Stock Options Outstanding

Name	Number of Shares of Common Stock	CDN$ Exer. Price	Expiration Date

Larry M. Van Hatten, Director	300,000	$0.45	5/29/2007

Bill D. Saxon, Director	300,000 300,000	$0.30 $0.45	3.26.2008 5/16/2007

A.E. Ted Turton, Director	300,000	$0.45	1/31/2007

Brian C. Irwin, Secretary	150,000 50,000 100,000	$0.45 $0.45 $0.45	1/3/2007 5/17/2006 10/16/2005

Bill O. Wood, President and Director	146,000 200,000	$0.45 $0.45	5/17/2006 10/16/2005

Gary Moores, Director	300,000	$0.30	7/06/2009

M. Alexander Wurm, Consultant	12,000	$3.00	5/39/05

Total Officers and/or Directors (6 persons)	2,146,000
Total Employees and/or Consultants (1 person)	12,000

Total Officers/Directors/Employees	2,158,000

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

As discussed in Note 3, the consolidated financial statements as of December 31, 2003 and 2002 and for the years then ended have been restated to reflect adjustments related to the Company's accounting policy for depletion, cost of its Petroleum and natural gas interests and 3D Seismic Data.

Vancouver, British Columbia

May 14, 2004

CHARTERED ACCOUNTANTS

(except as to Note 3 and 4, which are as of January 4, 2005)

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -  U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders dated May 14, 2004 (except as to Note 3 and 4, which are as of January 4, 2005) is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

Vancouver, British Columbia

May 14, 2004

CHARTERED ACCOUNTANTS

(except as to Note 3 and 4, which are as of January 4, 2005)

#

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

Year ended December 31, 2003, 2002 and 2001 (restated - See Note 3)

Expressed in Canadian dollars

2003

2002

2001

(restated)

(restated)

(restated)

REVENUE

Oil and gas

$

381,598

82,732

109,757

EXPENSES

Legal and accounting

254,417

281,963

121,229

Wages and benefits

218,559

360,593

214,805

Loss on foreign exchange

134,855

20,959

(37,774)

Oil and gas production costs

122,180

161,009

-

Investor relations

66,945

170,977

155,523

Stock-based compensation

54,059

-

-

Regulatory fees

44,621

25,584

2,236

Travel and auto

40,968

34,749

36,057

Depreciation

35,022

35,179

20,181

Office and general

31,493

117,976

68,488

Telephone

22,406

19,663

25,806

Promotion

15,154

36,984

23,914

Rent

10,787

23,227

17,814

Bank charges and interest (income)

8,387

(2,499)

485

Finders fees

-

-

40,825

Financing fees

-

50,000

-

1,059,853

1,336,364

689,589

Net loss before other items

(678,255)

(1,253,632)

(579,832)

OTHER ITEMS

Provision for impairment of 3D seismic data

(6,047,696)

-

-

Write down of petroleum and natural gas properties

(1,306,025)

(550,448)

(375,177)

Write-off of deposit

-

-

(374,774)

NET LOSS

(8,031,976)

(1,804,080)

(1,329,783)

Deficit, beginning of year as restated [Note 3]

(5,517,387)

(3,713,307)

(2,383,524)

(13,549,363)

(5,517,387)

(3,713,307)

Loss on sale of treasury stock [Note 7]

(24,066)

-

-

DEFICIT, end of year

$

(13,573,429)

(5,517,387)

(3,713,307)

LOSS PER SHARE

$

(0.36)

(0.12)

(0.11)

WEIGHTED AVERAGE NUMBER OF

   COMMON SHARES OUTSTANDING

22,130,527

14,956,302

12,100,236

#

Sovereign Chief Ventures Ltd.

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002 (restated - See Note 3)

Expressed in Canadian dollars

2003

2002

(restated)

(restated)

ASSETS

Current

Cash

$

534,962

728,408

Accounts receivable

162,210

13,192

Share subscriptions receivable

50,000

-

Prepaid expenses

41,269

-

Deferred costs

-

17,338

788,441

758,938

Property and equipment [Note 4]

212,076

140,784

Investment in 3D Seismic data [Note 4]

-

6,047,696

$

1,000,517

6,947,418

LIABILITIES

Current

Accounts payable

$

151,073

584,700

Loan payable [Note 5]

-

500,000

151,073

1,084,700

SHAREHOLDERS' EQUITY

Share capital [Note 6]

14,770,662

11,774,610

Contributed surplus

54,059

-

Treasury shares [Note 7]

(401,848)

(394,505)

Deficit

(13,573,429)

(5,517,387)

849,444

5,862,718

$

1,000,517

6,947,418

APPROVED ON BEHALF OF THE BOARD:

"BILL O. WOOD"

"LARRY VAN HATTEN"

Director

Director

#

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, 2003, 2002 and 2001 (restated - See Note 3)

Expressed in Canadian dollars

2003

2002

2001

(restated)

(restated)

(restated)

OPERATIONS

Net loss

$

(8,031,976)

(1,804,080)

(1,329,783)

Add items not affecting cash:

Provision for impairment of 3D seismic data

6,047,696

-

-

Depletion and depreciation

35,022

35,179

20,181

Stock-based compensation

54,059

-

-

Write down of petroleum and natural gas properties

1,306,025

550,448

375,177

Write-off of deposit

-

-

374,774

Shares issued for finders fees

-

-

40,825

Change in non-cash working capital balances related to operations:

Decrease (increase) in prepaid expenses

(41,269)

-

2,404

Decrease (increase) in accounts receivable

(149,018)

127,722

11,645

Increase (decrease) in accounts payable

(433,627)

290,524

126,683

(1,213,088)

(800,207)

(378,094)

FINANCING

Issuance of common shares

2,946,007

2,047,224

38,813

Decrease (increase)  in deferred costs

17,338

(17,338)

-

Escrow shares issued

-

-

4,031

Decrease in amounts due to shareholders

-

-

(30,303)

Increase (decrease) in loan payable

(500,000)

500,000

-

2,463,345

2,529,886

12,541

INVESTING

Proceeds on disposition of treasury shares

75,729

-

-

Proceeds on disposition of equipment

53,084

-

-

Purchase of treasury shares

(105,550)

(9,477)

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

The Company incurred an operating loss of $8,031,976 (2002:  $1,804,080) for the year ended December 31, 2003. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs.

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

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Year ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

3.  RESTATEMENT AND PRIOR PERIOD ADJUSTMENT

In 2003 the Company retroactively re-evaluated the calculation of the ceiling test applicable to impairment of its Petroleum and natural gas properties ("Properties") and its method of depletion.  Management has now determined that sufficient information on the fair value of its Properties was not available and that it is more appropriate to assume that, in the absence of proven reserves, the fair value was nil at each fiscal period.  Management has also revised its depletion calculations on the basis that there were no depletable assets and has stopped using the Net Revenue method in the absence of proven reserves as the method was not considered a generally accepted accounting principle.

Accordingly the Company has restated the financial statement of prior years to provide for a reversal of any depletion claimed and an impairment charge equal to the book value previously reported as the cost of the Properties.   The effect on the Company's deficit is as follows:

2003

2002

2001

Deficit, beginning of year, as reported

$

(4,928,398)

(3,185,623)

(2,153,421)

Write down of petroleum and natural gas properties

(588,989)

(605,280)

(230,103)

Reversal of depletion

-

77,596

-

Deficit, beginning of year, as restated

$

(5,517,387)

(3,713,307)

(2,383,524)

In addition, Management retroactively reclassified certain costs associated with its 3-D seismic data.  These costs were initially classified with Petroleum and natural gas properties.  The reclassification had no impact on the Company's earnings for prior years.  Management of the Company decided to provide for a full impairment charge on its 3-D seismic data to reflect the uncertainty in its value.  In connection with the impairment provision, Management has decided to restate its December 31, 2003 financial statements.

4.  PROPERTY AND EQUIPMENT

Accumulated

depletion and

Net Book Value

Cost

depreciation

2003

2002

(restated)

(restated)

Well equipment

$

235,061

36,584

198,477

122,601

Office equipment

18,274

8,985

9,289

13,386

Computer software

5,143

833

4,310

4,797

$

258,478

46,402

212,076

140,784

5.  LOAN PAYABLE

On December 24, 2002 the Company obtained a loan of $500,000 from Quest Investment Corporation ("Quest"), a

#

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

6.  SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares of no par value.  Shares have been issued as follows:

2003

2002

2001

Number

Amount

Number

Amount

Number

Amount

Balance, beginning of year

17,322,302

  $11,774,610

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

2003 Warrants

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

2002

Expiry date

Warrants:

$0.45

-

3,130,000

-

-

3,130,000

January 31, 2004

$0.50

-

270,000

-

-

270,000

February 25, 2004

$0.64

-

200,000

-

-

200,000

March 7, 2004

$0.95

-

1,072,000

-

-

1,072,000

May 17, 2004

$2.31

185,752

-

-

(185,752)

-

October 15, 2004

185,752

4,672,000

-

(185,752)

4,672,000

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Year ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

6.  SHARE CAPITAL (continued)

2001 Warrants

Outstanding

Outstanding

Exercise

Dec. 31,

Expired or

Dec. 31,

Price

2000

Additions

Exercised

cancelled

2001

Expiry date

Warrants:

$0.23

168,750

-

(168,750)

-

-

June 2, 2002

$2.31

-

185,752

-

-

185,752

May 29, 2002

168,750

185,752

(168,750)

-

185,752

7.  TREASURY SHARES

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

8.  STOCK BASED COMPENSATION

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

8.   STOCK BASED COMPENSATION (continued)

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

8.   STOCK BASED COMPENSATION (continued)

The Company's net loss and loss per share on a proforma basis would have been restated as follows:

Net loss for the the year ended December 31, 2002, as reported and restated

$

(1,804,080)

Compensation expense related to the fair value of stock options

(623,634)

Pro forma net loss for the year ended December 31, 2002

$

(2,427,714)

Basic loss per share, as reported

$

(0.12)

Pro forma basic loss per share

$

(0.16)

9.  RELATED PARTY TRANSACTIONS

During the year the Company had the following related party transactions:

a)

Wages and benefits includes $105,750 (2002:  $120,000) paid to a director of the Company.

b)

Legal fees of $51,512 (2002:  $50,024) were paid to a law firm of which a partner is a director of the Company.  Accounts payable includes $9,993 due to the law firm.

10.  CONTINGENT LIABILITY

Claims filed against the Company - In February 2002 and in June 2002, certain shareholders filed claims against the Company for unspecified damages relating to the Company's stock price and breach of contract.  The Company has countered by filing motions to dismiss and management is of the opinion that the claims are totally without merit.

11.  INCOME TAXES

The company has non-capital loss carry-forwards and allowances in respect of resource development costs which, subject to certain restrictions, are available to be offset against future taxable income.  Future benefit of these losses and allowances has been offset by a valuation allowance.

12.  SEGMENT INFORMATION

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

13.  SUBSEQUENT EVENT

Stock warrant price reduction - On May 6, 2004 the Company received approval from the TSX Venture Exchange to reduce the exercise price of the warrants from $0.95 to $0.35.

14.  COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year's presentation.

15.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

2003

2002

2001

(restated)

(restated)

(restated)

Net loss as reported in accordance with Canadian GAAP

$

(8,031,976)

(1,804,080)

(1,329,783)

Adjustments - Loss on foreign exchange

52,416

19,911

(36,047)

Net loss as reported in accordance with US GAAP

$

(7,979,560)

(1,784,169)

(1,365,830)

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Year ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

15.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

Loss per share

Under U.S. GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

The following is a reconciliation of the numerators and denominators of the basic loss per share:

2003

2002

2001

(restated)

(restated)

(restated)

Numerator

Net loss as reported in accordance with US GAAP

$

(7,979,560)

(1,784,169)

(1,365,830)

Denominator

Weighted-average number share outstanding (Canadian GAAP)

22,130,527

14,956,302

12,100,236

Adjustment required for escrow shares

(403,125)

(403,125)

(403,125)

Weighted-average number of common shares  (US GAAP)

13,747,842

12,769,008

10,331,281

Loss per share (US GAAP)

$

(0.58)

(0.14)

(0.13)

Stock-based compensation

The Company records compensation expense for U.S. GAAP purposes following the fair value method of accounting for stock options issued to employees. The Company uses the Black-Scholes option pricing model to value its stock options as described in Note 7.

Under U.S. GAAP, Statement of Financial Accounting Standards No. 123 “Accounting for Stock based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company has elected for the year ended December 31, 2003 to account for stock-based compensation using SFAS 123. Accordingly, compensation cost for stock options is measured at the fair value of options granted.

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

#

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Year ended December 31, 20032002 and 2001

Expressed in Canadian dollars

15.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Stock-based compensation (continued)

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

Sovereign Chief Ventures Ltd.

Registrant

Dated:  January 5, 2005                     Signed: /s/ Bill O. Wood

                                                                            Bill O. Wood, President

#