Form 20-F/A
period 2003-12-31
SOVEREIGN CHIEF VENTURES LTD
filed 2005-01-11
CIK 1214910

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment Number 2

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

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/03 (restated)	12/31/02 (restated)	12/31/01 (restated)	12/31/00	12/31/99

Revenue	$381	$82	$110	$111	$0
Net Income (Loss)	($1,984)	($1,804)	($1,329)	($538)	($99)
Net Income (Loss) Per Share	($0.09)	($0.12)	($0.11)	($0.07)	($0.03)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	22,130	14,956	12,100	7,465	3,261
Working Capital	$637	($325)	($113)	($1,166)	$402
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$849	($184)	$6,312	$7,490	$339
Total Assets	$1,000	$899	$6,231	$7,688	$437
US GAAP Net Loss	($1,931)	($1,784)	($1,365)	($2,480)	($98)
US GAAP Loss Per Share	($0.10)	($0.14)	($0.13)	($0.33)	($0.03)
US GAAP Wtg. Avg. Shares	17,919	12,769	10,331	7,465	3,261
US GAAP Equity	$797	($203)	$6,276	$7,473	N/A
US GAAP Total Assets	$1,000	$899	$6,425	$7,671	N/A

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

Sovereign Chief Ventures Ltd. has a history of net losses if this situation does not change the Company will have to cease operations:

Sovereign Chief Ventures Ltd. has had net losses since August 12, 1987 (date of incorporation).

Under US GAAP, in Fiscal 2003, ended December 31st, the Company had a net loss of ($1,984,280); In Fiscal 2002, ended December 31st, the Company had a net loss of ($1,804,080); In Fiscal 2001, Ended December 31st, the Company had a net loss of ($1,329,783). The cumulative net loss from date of incorporation to December 31st, 2003 has been ($13,573,429).

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

The net loss for the year ended December 31, 2003 was ($1,984,280), or ($0.09) per share, compared to a net loss of ($1,804,080), or ($0.12) per share, for fiscal 2002.

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

Fiscal 2003 ended 12/31/2003

The working capital of the Company at 12/31/03 was $673,368. Cash used by Operating Activities totaled ($1,213,088), including the Net Loss of ($1,984,280). Large non-cash items included the Write-down of Petroleum and Natural Gas Properties of $1,306,025, Depletion and Depreciation of $294,440 and Stock-based compensation of $54,059. Financing Activities provided cash of $2,463,345, with $2,946,007 provided by the Issuance of Common Shares and ($500,000) cash used to repay a Loan Payable. Investing Activities used cash of ($1,443,703) with Exploration Costs using cash of ($1,537,789). The Company’s cash position decreased by $193,446 during the year, with cash on hand at the end of the fiscal year totaling $534,962.

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

Accordingly the Company has restated the financial statement of prior years to provide for a reversal of any depletion claimed and an impairment charge equal to the book value previously reported as the cost of the Properties.   The effect on the Company's deficit is as follows:

	2003	2002	2001

Deficit, beginning of year, as reported	$(4,928,398)	(3,185,623)	(2,153,421)
Write down of petroleum and natural gas properties	(588,989)	(605,280)	(230,103)
Reversal of depletion	-	77,596	-
Provision for impairment of 3D seismic data	(6,047,696)	(6,047,696)	(6,047,696)

Deficit, beginning of year, as restated	$(11,565,083)	(9,761,003)	(8,431,220)

Management also retroactively provided for a full impairment charge on its 3-D seismic data asset to reflect the uncertainty of its value. In connection with the impairment provision, Management has decided to restate its December 31, 2003 financial statements.

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

Years ended December 31, 2003, 2002 and 2001 (restated - See Note 3)

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

(1,253,632)

(579,832)

OTHER ITEMS

Write down of petroleum and natural gas properties

(1,306,025)

(550,448)

(375,177)

Write-off of deposit

-

-

(374,774)

NET LOSS

(1,984,280)

(1,804,080)

(1,329,783)

Deficit, beginning of year as restated [Note 3]

(11,565,083)

(9,761,003)

(8,431,220)

(13,549,363)

(11,565,083)

(9,761,003)

Loss on sale of treasury stock [Note 7]

(24,066)

-

-

DEFICIT, end of year

$

(13,573,429)

(11,565,083)

(9,761,003)

LOSS PER SHARE

$

(0.09)

(0.12)

(0.11)

WEIGHTED AVERAGE NUMBER OF

   COMMON SHARES OUTSTANDING

22,130,527

14,956,302

12,100,236

#

Sovereign Chief Ventures Ltd.

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002 (restated - See Note 3)

Expressed in Canadian dollars

2003

2002

(restated)

(restated)

ASSETS

Current

Cash

$

534,962

728,408

Accounts receivable

162,210

13,192

Share subscriptions receivable

50,000

-

Prepaid expenses

41,269

-

Deferred costs

-

17,338

788,441

758,938

Property and equipment [Note 4]

212,076

140,784

$

1,000,517

899,722

LIABILITIES

Current

Accounts payable

$

151,073

584,700

Loan payable [Note 5]

-

500,000

151,073

1,084,700

SHAREHOLDERS' EQUITY

Share capital [Note 6]

14,770,662

11,774,610

Contributed surplus

54,059

-

Treasury shares [Note 7]

(401,848)

(394,505)

Deficit

(13,573,429)

(11,565,083)

849,444

(184,978)

$

1,000,517

899,722

APPROVED ON BEHALF OF THE BOARD:

"BILL O. WOOD"

"LARRY VAN HATTEN"

Director

Director

#

Sovereign Chief Ventures Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2003, 2002 and 2001 (restated - See Note 3)

Expressed in Canadian dollars

2003

2002

2001

(restated)

(restated)

(restated)

OPERATIONS

Net loss

$

(1,984,280)

(1,804,080)

(1,329,783)

Add items not affecting cash:

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

Years ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

1.  NATURE OF OPERATIONS

Sovereign Chief Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange and the Frankfurt Stock Exchange.

The Company is primarily engaged in the acquisition and exploration of petroleum and natural gas properties in the United States.

The Company incurred an operating loss of $1,984,280 (2002:  $1,804,080) for the year ended December 31, 2003. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs.

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

Years ended December 31, 2003, 2002 and 2001

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

Years ended December 31, 2003, 2002 and 2001

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

Years ended December 31, 2003, 2002 and 2001

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

In addition, Management retroactively provided for a full impairment charge on its 3-D seismic data asset to reflect the uncertainty in its value.  In connection with the impairment provision, Management has decided to restate its December 31, 2003 financial statements.

The effect on the Company's deficit is as follows:

2003

2002

2001

Deficit, beginning of year, as reported

$

(4,928,398)

(3,185,623)

(2,153,421)

Write down of petroleum and natural gas properties

(588,989)

(605,280)

(230,103)

Reversal of depletion

-

77,596

-

Provision for impairment of 3D seismic data

(6,047,696)

(6,047,696)

(6,047,696)

Deficit, beginning of year, as restated

$

(11,565,083)

(9,761,003)

(8,431,220)

4.  PROPERTY AND EQUIPMENT

Accumulated

depletion and

Net Book Value

Cost

depreciation

2003

2002

(restated)

(restated)

Well equipment

$

235,061

36,584

198,477

122,601

Office equipment

18,274

8,985

9,289

13,386

Computer software

5,143

833

4,310

4,797

$

258,478

46,402

212,076

140,784

Sovereign Chief Ventures Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

Years ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

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

$

14,770,662

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

Years ended December 31, 2003, 2002 and 2001

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

Years ended December 31, 2003, 2002 and 2001

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

Years ended December 31, 2003, 2002 and 2001

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

Years ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

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

Years ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

15.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued

Translation adjustments resulting from foreign currency translations are recorded as a separate component of the shareholders equity section on the balance sheet.

2003

2002

2001

(restated)

(restated)

(restated)

Net loss as reported in accordance with Canadian GAAP

$

(1,984,280)

(1,804,080)

(1,329,783)

Adjustments - Loss on foreign exchange

52,416

19,911

(36,047)

Net loss as reported in accordance with US GAAP

$

(1,931,864)

(1,784,169)

(1,365,830)

Loss per share

Under U.S. GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

The following is a reconciliation of the numerators and denominators of the basic loss per share:

2003

2002

2001

(restated)

(restated)

(restated)

Numerator

Net loss as reported in accordance with US GAAP

$

(1,931,864)

(1,784,169)

(1,365,830)

Denominator

Weighted-average number share outstanding (Canadian GAAP)

22,130,527

14,956,302

12,100,236

Adjustment required for escrow shares

(403,125)

(403,125)

(403,125)

Weighted-average number of common shares  (US GAAP)

19,795,538

12,769,008

10,331,281

Loss per share (US GAAP)

$

(0.10)

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

Years ended December 31, 20032002 and 2001

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

Sovereign Chief Ventures Ltd.

Registrant

Dated:  January 11, 2005                     Signed: /s/  Bill O. Wood

                                                                            Bill O. Wood, President

#